Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

WESTERN ALLIANCE BANCORPORATION

AND

WESTERN LIBERTY BANCORP

DATED AS OF

August 17, 2012

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ARTICLE IV REPRESENTATIONS AND WARRANTIES OF WAL	29
4.1 Corporate Organization	29
4.2 Capitalization	29
4.3 Authority; No Violation	30
4.4 Regulatory Approvals	30
4.5 Agreements with Governmental Entities	31
4.6 Legal Proceedings	31
4.7 WAL Information	31
4.8 Tax Matters	32
4.9 Financial Statements, SEC Filings, Books and Records	32
4.10 Absence of Certain Changes or Events	32
4.11 Compliance with Applicable Laws	32
4.12 Availability of Funds; WAL Shares	33
4.13 No Other Representations or Warranties	33

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS	33
5.1 Covenants of Target	33
5.2 Merger Covenants	36

ARTICLE VI ADDITIONAL AGREEMENTS	37
6.1 Regulatory Matters	37
6.2 Access to Information	39
6.3 Stockholder Meeting	39
6.4 Legal Conditions to Merger; Third Party Consents	41
6.5 Employees	41
6.6 Indemnification	43
6.7 Subsequent Interim and Annual Financial Statements	44
6.8 Additional Agreements	44
6.9 Advice of Changes	44
6.10 Current Information	45
6.11 Transaction Expenses of Target	45
6.12 Acquisition Proposals	45
6.13 Takeover Laws	47
6.14 Stockholder Litigation	47

ARTICLE VII CONDITIONS PRECEDENT	47
7.1 Conditions to Each Party’s Obligation To Effect the Merger	47
7.2 Conditions to Obligations of WAL	48
7.3 Conditions to Obligations of Target	49

ARTICLE VIII TERMINATION AND AMENDMENT	50
8.1 Termination	50
8.2 Effect of Termination	52
8.3 Amendment	53
8.4 Extension; Waiver	53

ARTICLE IX GENERAL PROVISIONS	53
9.1 Closing	53
9.2 Nonsurvival of Representations, Warranties and Agreements	53
9.3 Expenses; Breakup Fee	53
9.4 Notices	54
9.5 Interpretation	55

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9.6 Counterparts	55
9.7 Entire Agreement	55
9.8 Governing Law	55
9.9 Enforcement of Agreement	55
9.10 Severability	55
9.11 Publicity	56
9.12 Assignment; Limitation of Benefits	56
9.13 Additional Definitions	56

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 17, 2012 (this “Agreement”), is entered into by and between Western Alliance Bancorporation (“WAL”), a Nevada corporation, and Western Liberty Bancorp, a Delaware corporation (“Target”).

WHEREAS, the Boards of Directors of WAL and Target have determined that it is in the best interests of their respective companies and stockholders to consummate the business combination transaction provided for herein in which WAL will acquire Target through the merger of Target with and into WAL, with WAL surviving (the “Merger”);

WHEREAS, in connection with the consummation of the Merger, WAL and Target may, in the sole discretion of WAL, cause Bank of Nevada, a Nevada-chartered bank and a wholly owned subsidiary of WAL (“Bank of Nevada”), and Service1st Bank of Nevada, a Nevada-chartered nonmember bank and a wholly owned subsidiary of Target (“Target Bank”), to enter into a merger agreement (the “Bank Merger Agreement”), providing for the merger (the “Bank Merger”) of Target Bank with and into Bank of Nevada, with Bank of Nevada being the surviving bank of the Bank Merger (“Surviving Bank”);

WHEREAS, contemporaneous with the execution of this Agreement, each of the directors and executive officers of Target will execute an agreement with WAL containing certain covenants, without which covenants WAL would not have agreed to the Merger;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, unless otherwise indicated, capitalized terms shall have the meanings set forth in Section 9.13;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

Subject to the terms and conditions of this Agreement, in accordance with the Nevada Revised Statutes (“NRS”) and the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Target will merge into WAL, with WAL being the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger. Upon consummation of the Merger, the separate corporate existence of Target shall cease.

1.2 Effective Time.

The Merger shall become effective on the date and at the time specified in the articles of merger (the “Articles of Merger”) as filed with the Secretary of State of the State of Nevada and the Certificate of Merger (the “Certificate of Merger”) as filed with the Secretary of State of the State of Delaware, as applicable. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger and the Certificate of Merger.

1.3 Effects of the Merger.

The Merger shall have the effects set forth in the NRS and the DGCL.

1.4 Conversion of Target Common Stock.

(a) At the Effective Time, subject to Sections 1.4(b) and 1.4(c), each share of Target common stock, par value $0.0001 per share (“Target Common Stock”) issued and outstanding as of the Effective Time (excluding Dissenters’ Shares but, for the avoidance of doubt, including any shares of Target Common Stock issued as of the Effective Time by reason of the conversion of the Target Restricted Stock Units or the exercise of options to acquire Target Common Stock) shall be converted into the right to receive, without interest, at the election of the holder thereof and in accordance with the procedures set forth in Section 2.2 and subject to Sections 2.1 and 2.3, the following:

(i) for each share of Target Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, pursuant to Section 2.2 (a “Cash Election”), the right to receive in cash from WAL, without interest, an amount equal to the Per Share Consideration (the “Cash Consideration”) (collectively, “Cash Election Shares”);

(ii) for each share of Target Common Stock with respect to which an election to receive common stock, par value $0.0001 per share, of WAL (“WAL Common Stock”) has been effectively made and not revoked or lost, pursuant to Section 2.2 (a “Stock Election”), the right to receive from WAL the number of shares of WAL Common Stock equal to one share of Target Common Stock multiplied by the Exchange Ratio (the “Stock Consideration”) (collectively, the “Stock Election Shares”); and

(iii) for each share of Target Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost, pursuant to Section 2.2 (collectively, “Non-Election Shares”), the right to receive from WAL such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 2.1(b).

For purposes of this Agreement: (x) “Per Share Consideration” means an amount equal to $55,000,000 divided by the total number of shares of Target Common Stock issued and outstanding as of the Effective Time, rounded to the nearest cent; (y) “Exchange Ratio” means the ratio obtained by dividing the Per Share Consideration by the WAL Starting Price, rounded to the nearest ten-thousandth when expressed in decimal form, as such ratio may be adjusted pursuant to Section 8.1(j) and Section 8.1(k); and (z) the Cash Consideration and Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(b) No Dissenters’ Shares shall be converted into the Merger Consideration pursuant to this Section 1.4 but instead shall be treated in accordance with the provisions set forth in Section 2.4(a).

(c) At the Effective Time, all shares of Target Common Stock that are owned by Target as treasury stock and all shares of Target Common Stock that are owned directly or indirectly by WAL or Target, including any shares of Target Common Stock held by WAL or Target or any of their respective Subsidiaries in respect of a debt previously contracted, other than shares that are held by WAL, if any, in a fiduciary capacity, shall be canceled and shall cease to exist and no cash or other consideration shall be delivered in exchange therefor. All shares of WAL Common Stock that are owned by Target shall become treasury stock of WAL.

(d) Subject to the potential adjustments that may be made to the relative proportions of Cash Consideration and Stock Consideration pursuant to Section 2.1(c) of this Agreement, and subject to the potential adjustment that may be made to the Exchange Ratio pursuant to Section 8.1(j) and Section 8.1(k) of this Agreement, the aggregate Merger Consideration to be issued or paid shall not exceed 2,966,322 shares of WAL Common Stock and $27.5 million of cash. In the event that the foregoing clauses of this Section 1.4 result in more total Merger Consideration than specified in the previous sentence, then the total Merger Consideration calculated under Section 1.4(a) (including the Cash Out Amount and giving effect to Dissenting Shares as if they had been converted under Section 1.4(a)) shall be reduced on a pro rata basis to the aggregate amount set forth in this Section 1.4(d).

1.5 Options and Other Stock-Based Awards.

(a) Immediately prior to the Effective Time, each outstanding and unexercised option granted by Target to purchase Target Common Stock shall become fully vested and exercisable. Each holder thereof may elect to exercise any such option in accordance with the other terms thereof (an “Exercise Election”), contingent on the consummation of the Merger, and may elect to receive, for any shares of Target Common Stock acquired in such election, Cash Consideration, Stock Consideration or a combination thereof in accordance with Section 1.4 and subject to Section 2.1. In the event of any such Exercise Election, all shares of Target Common Stock underlying such exercised options will be deemed to have been issued and outstanding immediately prior to the Effective Time for purposes of Section 1.4 and Section 2.1. If the Merger is not completed, any options for which an Exercise Election has been made will remain outstanding, subject to their respective original vesting schedules. At the Effective Time, any outstanding and unexercised option for which an Exercise Election has not been made shall be canceled and in exchange for such cancellation the optionee shall receive an amount of cash, without interest, equal to the product of (i) the excess of (A) the per share Cash Consideration over (B) the exercise price per share of such option and (ii) the number of shares of Target Common Stock subject to such option (the “Cash Out Amount”), which cash payment shall be treated as compensation and shall be net of any applicable federal or state withholding tax. At the Effective Time, any option for which no Exercise Election is made the exercise price per share of which exceeds the per share Cash Consideration shall be cancelled without payment and of no further force or effect.

(b) As of the Effective Time, all shares of Target Restricted Stock and all grants in the form of “restricted stock units” made by the Target which are convertible into Target Common Stock (“Target Restricted Stock Units”) that are outstanding immediately prior to the Effective Time, as of the Effective Time, shall become a vested right to receive the Merger Consideration in accordance with Section 1.4(a) and subject to Section 2.1, and, as to Target Restricted Stock Units, as if the holders thereof were immediately prior to the Effective Time holders of Target Common Stock.

(c) The Western Liberty Bancorp Stock Option Plan and any other agreement providing for the grant of options or Target Restricted Stock (collectively, the “Target Stock Plan”) shall terminate as of the Effective Time except as otherwise specifically contemplated by this Agreement and Target shall take all necessary actions to accomplish the foregoing.

(d) WAL shall prepare a form substantially similar to the Form of Election (with such modifications as WAL shall reasonably deem appropriate) for use by holders of outstanding options to purchase Target Common Stock and holders of Target Restricted Stock. Such form shall be mailed to such holders so as to permit such holders to exercise their right to make an Election prior to the Election Deadline with respect to the Target Common Stock underlying such options (to the extent an Exercise Election is made) and the Target Restricted Stock.

1.6 Articles of Incorporation.

At the Effective Time, the articles of incorporation of WAL, as in effect at the Effective Time, shall be the articles of incorporation of the Surviving Corporation.

1.7 Bylaws.

At the Effective Time, the bylaws of WAL, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

1.8 Directors and Officers.

At the Effective Time, the directors and officers of WAL immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

1.9 Tax Consequences.

It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations promulgated thereunder (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of the Code.

1.10 Possible Alternative Structures.

Notwithstanding anything to the contrary contained in this Agreement and if prior to the Effective Time WAL elects to effect the Bank Merger, WAL shall be entitled to revise the structure of the Bank Merger, including, without limitation, the possible postponement or elimination thereof, provided that (i) there are no adverse federal or state income tax consequences to Target stockholders as a result of the modification (including no impact upon the opinions of counsel to be delivered pursuant to Sections 7.2(e) and 7.3(e) of this Agreement); (ii) the consideration to be paid to Holders of Target Common Stock under this Agreement is not thereby changed in kind or value or reduced in amount as a result of such change in structure; (iii) such modification will not materially delay or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the Merger; and (iv) such modification will not otherwise cause any of the conditions set forth in Article VII not to be capable of being fulfilled unless duly waived by the party entitled to the benefits thereof. Each of the parties hereto agrees to appropriately amend this Agreement and any related documents in order to reflect any such revised structure for the Bank Merger. The Bank Merger Agreement shall be substantially in such form and have such other provisions as shall reasonably be determined by WAL and reasonably acceptable to Target.

ARTICLE II

PRORATION; ELECTION AND EXCHANGE PROCEDURES

2.1 Proration.

(a) Subject to the provisions of Section 2.1(c) but notwithstanding any other provision contained in this Agreement, the total number of shares of Target Common Stock to be converted into Stock Consideration pursuant to Section 1.4(a) (the “Stock Conversion Number”) shall be equal to the product obtained by multiplying (x) the number of shares of Target Common Stock issued and outstanding as of the Effective Time (including any Dissenters Shares) by (y) 0.50. All of the other shares of Target Common Stock shall be converted into Cash Consideration (in each case, excluding shares of Target Common Stock to be canceled as provided in Sections 1.4(b) and 1.4(c) and Dissenters’ Shares).

(b) Within five (5) Business Days after the Effective Time, WAL shall cause the Exchange Agent (as defined below) to effect the allocation among holders of Target Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of Target Common Stock with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration; and

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

(c) If either the tax opinion referred to in Section 7.2(e) or the tax opinion referred to in Section 7.3(e) cannot be rendered (as determined, in each case, in the sole discretion of counsel charged with giving such opinion) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then WAL shall reduce the Cash Consideration and increase the Stock Consideration otherwise payable pursuant to the terms of this Agreement (including, if applicable, after any adjustment to the Exchange Ratio pursuant to Section 8.1(j) and Section 8.1(k)) to the minimum extent necessary to cause the Threshold Percentage to be no less than 42.5% and to enable each of the relevant tax opinions to be rendered. For purposes of this Section 2.1(c):

(i) The term “Threshold Percentage” shall mean the quotient, expressed as a percentage, obtained by dividing (i) the Aggregate Stock Consideration by (ii) the sum of the Aggregate Stock Consideration plus the Aggregate Cash Amount;

(ii) The term “Aggregate Stock Consideration” shall mean the product of (x) the aggregate number of shares of WAL Common Stock to be delivered to the Company Stockholders pursuant to this Agreement, multiplied by (y) the Applicable Stock Value;

(iii) The term “Applicable Stock Value” shall mean the lesser of (i) $9.40, which is the closing price of a share of WAL Common Stock quoted on the NYSE, as reported by The Wall Street Journal, for the last trading day immediately prior to the date of this Agreement, (ii) the closing price of a share of WAL Common Stock quoted on the NYSE, as reported by The Wall Street Journal, for the last trading day immediately prior to the date on which the Exchange Ratio is adjusted pursuant to Section 8.1(j) and Section 8.1(k) of this Agreement or (iii) the closing price of a share of WAL Common Stock quoted on the NYSE, as reported in the Wall Street Journal, for the last trading day immediately prior to the Closing Date;

(iv) The term “Aggregate Cash Amount” shall mean the aggregate amount of cash to be paid to Holders (including any Dissenting Holders) in exchange for their Target Common Stock. Solely for purposes of this Section 2.1(c), Dissenting Holders shall be deemed to receive an amount in cash equal to $4.02 per share (it being understood that the actual amount that would be payable to any Dissenting Holders following completion of an appraisal proceeding would be determined pursuant to such appraisal proceeding in accordance with the applicable provisions of Delaware law); and

(v) The term “Dissenting Holders” shall mean the holders of Dissenters’ Shares.

2.2 Election and Exchange Procedures.

Each holder of record of shares of Target Common Stock (other than Dissenters’ Shares) (“Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.2 (herein called an “Election”) (x) the number of shares of Target Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (y) the number of shares of Target Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) WAL shall prepare a form reasonably acceptable to Target (the “Form of Election”) which shall be mailed to the Target’s stockholders entitled to vote at the Special Meeting so as to permit Target stockholders to exercise their right to make an Election prior to the Election Deadline.

(c) Target shall make the Form of Election initially available at the time that Proxy Materials are made available to the stockholders of Target, to such stockholders, and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder of Target who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline. In no event shall the Form of Election be made initially available less than twenty (20) days prior to the Election Deadline.

(d) Any Election shall have been made properly only if the Person authorized to receive Elections and to act as Exchange Agent under this Agreement, which Person shall be designated by WAL and reasonably acceptable to Target (the “Exchange Agent”), pursuant to an agreement entered into prior to Closing shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date of the Election Deadline, a Form of Election properly completed and signed and accompanied by certificates of the shares of Target Common Stock (the “Target Stock Certificates”) to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States, provided that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Target Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by WAL, in its sole discretion. As used herein, “Election Deadline” means 5:00 p.m. on the date that is the day prior to the date of the Special Meeting.

(e) Any Target stockholder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed, revised Form of Election. If WAL shall determine in its discretion that any Election is not properly made with respect to any shares of Target Common Stock, such Election shall be deemed to be not in effect, and the shares of Target Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) Any Target stockholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Target Stock Certificate, or of the guarantee of delivery of such certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by WAL or Target that this Agreement has been terminated in accordance with Article VIII.

(g) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name a Target Stock Certificate so surrendered is registered, it shall be a condition to such payment that such Target Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall inform the Exchange Agent whether any transfer or other similar Taxes are required as a result of such payment to a Person other than the registered holder of such Target Stock Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Taxes are not payable. If such transfer or other similar Taxes are payable pursuant to the preceding sentence, then the Exchange Agent shall withhold and deduct from the Merger Consideration (including Stock Consideration and cash in lieu of fractional shares of WAL Common Stock) otherwise payable pursuant to this Agreement to the designated Person other than the registered holder such amounts as the Exchange Agent determines is necessary based on the information supplied by the registered holder. The Exchange Agent (or, subsequent to the six-month anniversary of the Effective Time, WAL) shall be entitled to deduct and withhold from the Merger Consideration (including Stock Consideration and cash in lieu of fractional shares of WAL Common Stock) otherwise payable pursuant to this Agreement to any holder of Target Common Stock such amounts as the Exchange Agent or WAL, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent that any amounts are withheld by the Exchange Agent or WAL, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Target Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or WAL, as the case may be.

(h) After the Effective Time there shall be no further registration or transfers of shares of Target Common Stock. If, after the Effective Time, Target Stock Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

(i) At any time following the six-month anniversary of the Effective Time, WAL shall be entitled to require the Exchange Agent to deliver to it any remaining portion of the Merger Consideration not distributed to Holders of shares of Target Common Stock that was deposited with the Exchange Agent at the Effective Time (the “Exchange Fund”) (including any interest received with respect thereto and other income resulting from investments by the Exchange Agent, as directed by WAL), and Holders shall be entitled to look only to WAL (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration, any cash in lieu of fractional shares of WAL Common Stock and any dividends or other distributions with respect to WAL Common Stock payable upon due surrender of their Target Stock Certificates, without any interest thereon. Notwithstanding the foregoing, neither WAL nor the Exchange Agent shall be liable to any Holder of a Target Stock Certificate for Merger Consideration (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(j) In the event any Target Stock Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Target Stock Certificate(s) to be lost, stolen or destroyed and, if required by WAL or the Exchange Agent, the posting by such Person of a bond in such sum as WAL may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Target Stock Certificate(s), WAL shall cause the Exchange Agent to issue the Merger Consideration deliverable in respect of the shares of Target Common Stock represented by such lost, stolen or destroyed Target Stock Certificates.

(k) No dividends or other distributions with respect to WAL Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Target Stock Certificate with respect to the shares of WAL Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (l) below, and all such dividends, other distributions and cash in lieu of fractional shares of WAL Common Stock shall be paid by WAL to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Target Stock Certificate in accordance with subsection (l) below. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Target Stock Certificate there shall be paid to the Holder of a certificate for WAL Common Stock (a “WAL Stock Certificate”) representing whole shares of WAL Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of WAL Common Stock and the amount of any cash payable in lieu of a fractional share of WAL Common Stock to which such Holder is entitled pursuant to subsection (l), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of WAL Common Stock. WAL shall make available to the Exchange Agent cash for these purposes, if necessary.

(l) No WAL Stock Certificates representing fractional shares of WAL Common Stock shall be issued upon the surrender for exchange of Target Stock Certificates; no dividend or distribution by WAL shall relate to such fractional share interests; and such fractional share interests will not entitle the owner thereof to vote or to any rights as a stockholder of WAL. In lieu of any such fractional shares, each Holder of a Target Stock Certificate who would otherwise have been entitled to receive a fractional share interest in exchange for such Target Stock Certificate shall receive from the Exchange Agent an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such Holder (after taking into account all shares of Target Common Stock held by such holder at the Effective Time) would otherwise be entitled by (B) the Closing WAL Share Value. Notwithstanding any other provision contained in this Agreement, funds utilized to acquire fractional shares as aforesaid shall be furnished by WAL on a timely basis and shall in no event be derived from or diminish the Cash Consideration available for distribution as part of the Merger Consideration. For U.S. federal income tax purposes, the amount of any cash consideration paid pursuant to this Section 2.2(l) in lieu of issuing fractional shares of WAL Common Stock shall be treated as though such fractional share interests were first delivered to affected Holders and then redeemed.

(m) WAL, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the validity of the Forms of Election and compliance by any Target Stockholder with the Election procedures set forth herein, (B) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.2, (C) the issuance and delivery of WAL Stock Certificates into which shares of Target Common Stock are converted in the Merger and (D) the method of payment of cash for shares of Target Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of WAL Common Stock where the holder of the applicable Target Stock Certificate has no right to receive whole shares of WAL Common Stock.

(n) Prior to the Effective Time, WAL will deposit with the Exchange Agent certificates representing shares of WAL Common Stock sufficient to pay in a timely manner, and WAL shall instruct the Exchange Agent to timely pay, the aggregate Stock Consideration. In addition, prior to the Effective Time, WAL shall deposit with the Exchange Agent sufficient cash to permit prompt payment of the Cash Consideration and cash in lieu of fractional shares of WAL Common Stock, and WAL shall instruct the Exchange Agent to timely pay the Cash Consideration and cash in lieu of fractional shares of WAL Common Stock where the holder of the applicable Target Stock Certificate has no right to receive whole shares of WAL Common Stock.

(o) As soon as reasonably practicable after the Effective Time, WAL shall cause the Exchange Agent to mail to each holder of record of a Target Stock Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Target Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of WAL Common Stock to be issued or paid in consideration therefor who did not complete an Election Form, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Target Stock Certificate(s) shall pass, only upon delivery of the Target Stock Certificate(s) (or affidavits of loss in lieu of such certificates)) (the “Letter of Transmittal”) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall reasonably be determined by WAL and reasonably acceptable to Target and (ii) instructions for use in surrendering the Target Stock Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of WAL Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2(l) and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(k).

(p) Upon surrender to the Exchange Agent of its Target Stock Certificate(s), accompanied by a properly completed Form of Election or a properly completed Letter of Transmittal, a Holder of Target Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration (elected or deemed elected by it, subject to Sections 1.4 and 2.1) in respect of the shares of Target Common Stock represented by its Target Stock Certificate. Until so surrendered, each such Target Stock Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration and any cash in lieu of fractional shares of WAL Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2(l) and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(k).

2.3 Certain Adjustments.

If after the date hereof and on or prior to the Effective Time the outstanding shares of WAL Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization or combination, stock split, reverse stock split, stock dividend or rights issued in respect of such stock, or any similar event shall occur (any such action, a “WAL Adjustment Event”), the Exchange Ratio shall be proportionately adjusted to provide to the holders of Target Common Stock the same economic effect as contemplated by this Agreement prior to such WAL Adjustment Event.

2.4 Appraisal Rights; Dissenters’ Shares.

(a) Notwithstanding anything in this Agreement to the contrary and to the extent available under the DGCL, all Non-Election Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders of Target who have neither voted in favor of the Merger nor consented thereto in writing and who have demanded properly in writing appraisal for such shares of Target Common Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenters’ Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of Dissenters’ Shares held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenters’ Shares held by stockholders of Target who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such Dissenters’ Shares under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 1.4(a).

(b) Target shall give WAL (i) prompt notice of any demands for appraisal received by Target, withdrawals of such demands and any other similar instruments served pursuant to the DGCL and received by Target and (ii) the opportunity, in consultation with Target, to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Target shall not, except with the prior written consent of WAL, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or waive any failure to timely deliver a demand, subject to Target’s legal duties and obligations under the DGCL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TARGET

Target hereby makes the following representations and warranties to WAL as set forth in this Article III, subject to the specifically identified exceptions disclosed in writing in the Target Disclosure Schedule as of the date hereof, each of which is being relied upon by WAL as a material inducement to enter into and perform this Agreement. All of the disclosure schedules of Target referenced below and or otherwise required of Target pursuant to this Agreement, which disclosure schedules shall be cross-referenced to the specific sections and subsections of this Agreement (and shall only be deemed an exception to the extent identified, or to the extent disclosed in any other disclosure schedules of Target delivered herewith, provided that it is reasonably clear on its face, upon a reading of the disclosure that such disclosure is responsive to such specific sections and/or subsections of this Agreement) and delivered herewith, are referred to herein as the “Target Disclosure Schedule.”

3.1 Corporate Organization.

(a) Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Target has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of any business conducted by it or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Target. Target is duly registered as a bank holding company with the Board of Governors of the Federal Reserve System (“FRB”) under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and the rules and regulations of the FRB promulgated thereunder. The articles of incorporation and bylaws of Target, copies of which are attached at Section 3.1(a) of the Target Disclosure Schedule, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

(b) Target Bank is a state-chartered bank duly organized, validly existing and in good standing under the laws of the State of Nevada. Deposit accounts of Target Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by Target Bank. Target Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of any business conducted by it or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Target. The charter and bylaws of Target Bank, copies of which are attached at Section 3.1(b) of the Target Disclosure Schedule, are true, correct and complete copies of such documents as in effect as of the date of this Agreement. Target Bank is a member in good standing of the Federal Home Loan Bank (the “FHLB”) of San Francisco.

(c) Section 3.1(c) of the Target Disclosure Schedule sets forth a true, correct and complete list of all direct or indirect Subsidiaries of Target as of the date of this Agreement. Except as set forth at Section 3.1(c) of the Target Disclosure Schedule, Target owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of its Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Target Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Except for its ownership of Target Bank, Target does not own, beneficially or of record, either directly or indirectly, any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)).

3.2 Capitalization.

(a) The authorized capital stock of Target consists of 100 million shares of Target Common Stock, par value $0.0001 per share, and 1 million shares of preferred stock, par value $0.0001 per share (the “Target Preferred Stock”). As of the date hereof, there are (x) 13,466,536 shares of Target Common Stock issued and outstanding (which includes all shares of Target Restricted Stock but does not include any Target Restricted Stock Units) and 1,621,488 shares of Target Common Stock held in Target’s treasury, (y) 455,510 shares of Target Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise, and (z) no shares of Target Preferred Stock issued and outstanding. As of the date hereof, there are 147,010 shares of Target Restricted Stock outstanding under the Target Stock Plan, a true, complete and accurate copy of which is set forth in Section 3.2 of the Target Disclosure Schedule, and 200,000 Target Restricted Stock Units outstanding that are convertible into Target Common Stock. At such date, there were options outstanding to purchase 173,425 shares of Target Common Stock, and no warrants outstanding to purchase shares of Target Common stock. All of the issued and outstanding shares of Target Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for the outstanding options and Target Restricted Stock Units convertible into Target Common Stock, Target does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Target Common Stock or any other equity security of Target or any securities representing the right to purchase or otherwise receive any shares of Target Common Stock or any other equity security of Target. The names of the optionees, Target Restricted Stock award recipients, and holders of Target Restricted Stock Units, and the grant date of each outstanding share of Target Restricted Stock, each Target Restricted Stock Unit and each outstanding option to purchase Target Common Stock, the number of shares subject to each such award, grant or option, the vesting schedule for each such award, grant or option, the type of option (incentive stock option or nonqualified option), the expiration date of each such award, grant or option, and the price at which each such option may be exercised under the Target Stock Plan as of August 17, 2012 are set forth in Section 3.2(a) of the Target Disclosure Schedule. Since December 31, 2011, except for the 200,000 shares of Target Common Stock to be issued at the Effective Time under the Target Restricted Stock Units, Target has not issued any shares of its capital stock, or any securities convertible into or exercisable for any shares of its capital stock, other than director or employee stock options or Target Restricted Stock awards granted under the Target Stock Plan or shares of Target Common Stock issuable pursuant to the exercise of director or employee stock options or vesting of Target Restricted Stock granted under the Target Stock Plan.

(b) The authorized capital stock of Target Bank consists of 1,000 shares of common stock, $0.01 par value per share (“Target Bank Common Stock”). As of the date hereof, there are 100 shares of Target Bank Common Stock issued and outstanding, all of which shares are owned by Target, and no shares of Target Bank Common Stock are held in Target Bank’s treasury.

3.3 Authority; No Violation.

(a) Target has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Target. The Board of Directors of Target has directed that this Agreement and the transactions contemplated hereby be submitted to Target’s stockholders for approval at the Special Meeting and, except for the adoption of this Agreement by a majority of the outstanding shares of Target Common Stock, no other corporate proceedings on the part of Target (except for matters related to setting the date, time, place and record date for the Special Meeting) are necessary to approve this Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by Target and (assuming due authorization, execution and delivery by WAL of this Agreement) will constitute valid and binding obligations of Target, enforceable against Target in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Target Bank has full corporate power and authority to execute and deliver the Bank Merger Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly approved by the Board of Directors of Target Bank and by Target as the sole shareholder of Target Bank. No other corporate proceedings on the part of Target Bank will be necessary to consummate the transactions contemplated thereby. The Bank Merger Agreement, upon execution and delivery the Target Bank, will be duly and validly executed and delivered by Target Bank and will (assuming due authorization, execution and delivery by Bank of Nevada) constitute a valid and binding obligation of Target Bank, enforceable against Target Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(c) Except as disclosed in Section 3.3(c) of the Target Disclosure Schedule, neither the execution and delivery of this Agreement by Target, nor the Bank Merger Agreement by Target Bank, nor the consummation by Target or Target Bank, as the case may be, of the transactions contemplated hereby or thereby, nor compliance by Target or Target Bank with any of the terms or provisions hereof or thereof, will (i) violate any provision of the charter or bylaws of Target and each of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any Laws applicable to Target and each of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Target and each of its Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, or Target Contract to which Target and each of its Subsidiaries is a party, or by which Target or any of Target’s properties or assets may be bound or affected.

3.4 Consents and Approvals.

(a) Except for (i) the filing of applications, notices or waiver requests, as applicable, as to the Merger and the Bank Merger with the FRB under the BHCA and the FDIC under the Bank Merger Act and FDIC regulations, and with the Nevada Financial Institutions Division (“NFID”) under Nevada banking laws or regulations (the “State Banking Approvals”), and approval of the foregoing applications and notices, (ii) the filing with the Securities and Exchange Commission (“SEC”) of a Registration Statement on Form S-4 to register the shares of WAL Common Stock that may be issued in connection with the Merger (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”), which will include the proxy statement/prospectus to be used in soliciting the approval of Target’s stockholders at the Special Meeting (such proxy statement as amended or supplemented is referred to herein as the “Proxy Materials”), (iii) the approval of this Agreement by the requisite vote of the stockholders of Target, (iv) the filing of the Articles of Merger with the Nevada Secretary of State pursuant to Nevada law, (v) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (vi) the filings required by the Bank Merger Agreement, if applicable, (vii) such consents, approvals, orders, authorizations, registrations, declarations and filings or waivers thereof as may be required under applicable federal, foreign and state securities (or related) laws and, if applicable, the securities or antitrust laws of any foreign country, and (viii) such filings, authorizations or approvals as may be set forth in Section 3.4 of the Target Disclosure Schedule, no consents or approvals of or filings or registrations by Target with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”), or with any third party are necessary in connection with (1) the execution and delivery by Target of this Agreement, (2) the consummation by Target of the Merger and the other transactions contemplated hereby, (3) the execution and delivery by Target Bank of the Bank Merger Agreement, and (4) the consummation by Target Bank of the Bank Merger and the transactions contemplated thereby, except for such consents, approvals or filings with any non-Governmental Entity, the failure of which to obtain will not have a Material Adverse Effect on Target.

(b) Except as may be set forth in Schedule 3.4(b) of the Target Disclosure Schedule, Target has no Knowledge as of the date of this Agreement of any reason why approval or effectiveness of any of the consents, approvals, authorizations, applications, notices, filings or waivers thereof from any Governmental Entity referred to in Section 3.4(a) required to be obtained by Target or Target Bank cannot be obtained or granted on a timely basis.

3.5 Reports.

Except as set forth in Section 3.5 of the Target Disclosure Schedule, (x) each of Target and its Subsidiaries, as applicable, has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, it was required to file since December 31, 2011 with (i) the FRB, (ii) the FDIC, (iii) the NFID and any other state banking commissions or any other state regulatory authority (each a “State Regulator”), (iv) the SEC and (v) any other self-regulatory organization (collectively “Regulatory Agencies”); and (y) except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Target and its Subsidiaries, to Target’s Knowledge no Governmental Entity is conducting, or has conducted, any proceeding or investigation into the business or operations of Target or any of its Subsidiaries since December 31, 2011 through the date of this Agreement.

3.6 Financial Statements; SEC Filings; Books and Records.

True, correct and complete copies of the consolidated statements of condition of Target and its Subsidiaries as of December 31 for the fiscal years 2011 and 2010 and the related consolidated statements of income, stockholders’ equity and cash flows for the fiscal years 2011 through 2009, inclusive, are included in Target’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as amended, filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case accompanied by the audit report of Crowe Horwath LLP, independent public accountants with respect to Target, and the interim financial statements of Target as of and for the six months ended June 30, 2012 and 2011, as included in the Target Quarterly Report on Form 10-Q for the period ended June 30, 2012 as filed with the SEC. The financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present in all material respects, and the financial statements referred to in Section 6.7 will fairly present in all material respects (subject, in the case of any unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial condition of Target and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply in all material respects, and the financial statements referred to in Section 6.7 will comply in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.7 will be, prepared in all material respects in accordance with accounting principles generally accepted in the United States consistently applied during the periods involved (“GAAP”), except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. Target’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and all reports filed pursuant to the Exchange Act since December 31, 2011 comply in all material respects with the appropriate accounting and all other applicable SEC requirements for such reports under rules and regulations of the SEC with respect thereto. Target has made available to WAL true, correct and complete copies of all written correspondence between the SEC and Target and any of its Subsidiaries occurring since January 1, 2010 and prior to the date of this Agreement. There are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the reports. None of Target’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. The books and records of Target have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

3.7 Broker’s Fees.

Neither Target nor any Target Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Target has engaged, and will pay a fee or commission as set forth at Section 3.7 of the Target Disclosure Schedule to Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) in accordance with the terms of a letter agreement between Sandler O’Neill and Target, dated July 12, 2012, a true, complete and correct copy of which has been previously delivered to WAL.

3.8 Absence of Certain Changes or Events.

Except as set forth at Section 3.8 of the Target Disclosure Schedule, or as disclosed in Target’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as amended, or Quarterly Reports on Form 10-Q for the period ended March 31, 2012 and June 30, 2012 or in any other filing made by Target with the SEC since December 31, 2011, since December 31, 2011: (i) neither Target nor any of its Subsidiaries has incurred any material liability of a nature required to be disclosed in a balance sheet prepared in accordance with GAAP and regulatory accounting principles, except as contemplated by the Agreement or in the ordinary course of their business consistent with past practices; (ii) no event has occurred which has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Target; and (iii) Target and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with past practices.

3.9 Legal Proceedings.

(a) Except as set forth at Section 3.9(a) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is a party to any pending or, to the Knowledge of Target, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Target or any of its Subsidiaries.

(b) Except as set forth at Section 3.9(b) of the Target Disclosure Schedule, there is no injunction, order, judgment, decree, or regulatory restriction binding upon Target, any of its Subsidiaries or the assets of Target or any of its Subsidiaries.

(c) Except as set forth in Section 3.9(c) of the Target Disclosure Schedule, since November 28, 2011 (i) there have been no subpoenas or any material written demands, inquiries or information requests received by Target or any of its Subsidiaries from any Governmental Entity; and (ii) no Governmental Entity has requested that Target or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, inquiry or information request.

3.10 Taxes and Tax Returns.

(a) Except as set forth at Section 3.10(a) of the Target Disclosure Schedule, (i) all material federal, state, local and foreign Tax Returns required to be filed by or on behalf of Target or any of its Subsidiaries have been timely filed, or requests for extensions have been timely filed and any such extensions shall have been granted and not have expired, and all such filed Tax Returns are complete and accurate in all material respects; (ii) all Taxes shown on such filed Tax Returns and all other material Taxes due and payable by Target or any of its Subsidiaries have been paid in full, or Target has made adequate provision for such Taxes in accordance with GAAP; (iii) there is no audit examination, deficiency assessment, Tax investigation or refund litigation with respect to any material Taxes of Target or any of its Subsidiaries, and no claim has been made by any Taxing Authority in a jurisdiction where Target or any of its Subsidiaries does not file Tax Returns that Target or any such Subsidiary is subject to Tax in that jurisdiction; (iv) neither Target nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect; (v) there are no liens for Taxes on any of the assets of Target or any of its Subsidiaries, other than liens for Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been established; (vi) Target and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Target and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements; (vii) Target is the “common parent,” and all of its Subsidiaries are “members,” of an “affiliated group” of corporations (as those terms are defined in Section 1504(a) of the Code) filing consolidated U.S. federal income tax returns (the “Target Group”); (viii) neither Target nor any of its Subsidiaries is or has never been a member of an affiliated group, or an affiliated, combined, consolidated, unitary or similar group for state or local Tax purposes, that includes any other entity that is not a member of the Target Group and neither Target nor any of its Subsidiaries is liable for any Taxes of any Person (other than Target and its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise; (ix) Target is not a party to or bound by any Tax allocation or sharing agreement; (x) Target has delivered to WAL copies of, and Section 3.10(a) of the Target Disclosure Schedule sets forth a complete and accurate list of, all material Tax Returns filed with respect to the taxable periods of Target ended on or after December 31, 2008, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of an audit; (xi) the unpaid Taxes of Target and its Subsidiaries did not, as of the date of any financial statements of Target furnished to WAL pursuant to Section 3.6, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such financial statements (rather than any notes thereto) and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Target in filing its Tax Returns; (xii) neither Target nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (xiii) Target has disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code; (xiv) neither Target nor any of its Subsidiaries has entered into or otherwise participated in a “listed transaction” within the meaning of Treas. Reg. § 1.6011-4(b)(2) or any other “reportable transaction” within the meaning of Treas. Reg. § 1.6011-4(b); (xv) neither Target nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (a) change in method of accounting either imposed by the Internal Revenue Service or voluntarily made by Target or any of its Subsidiaries on or prior to the Effective Time, (b) intercompany transaction (including any intercompany transaction subject to Sections 367 or 482 of the Code) or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign income Tax law) undertaken or created by Target or any of its Subsidiaries on or prior to the Effective Time, (c) installment sale or open transaction arising in a taxable period (or portion thereof) ending on or prior to the Effective Time, (d) a prepaid amount received or paid prior to the Effective Time, (e) deferred gains arising prior to the Effective Time, (f) deferred cancellation of indebtedness income realized prior to the Effective Time or (g) election made or transaction undertaken prior to the Effective Time (other than the transactions contemplated by this Agreement) which reduced any Tax attribute (including basis in assets); and (xvi) Target has provided WAL with complete and accurate information regarding all material Financial Accounting Standards Board Interpretation No. 48 matters with respect to Target and its Subsidiaries, including any work papers and supporting statements relevant to such matters.

(b) Neither Target nor any of its Subsidiaries has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) For purposes of this Agreement:

“Tax” means any tax (including any income tax, capital gains tax, payroll tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Taxing Authority or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Taxing Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any law, regulation or other legal requirement relating to any Tax.

“Taxing Authority” means any of the following to the extent it is entitled to exercise any taxing authority or power:

(i) a nation, state, county, city, town, village, district, or other jurisdiction of any nature;

(ii) a federal, state, local, municipal, foreign, or other government;

(iii) a governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); or

(iv) a multi-national organization or body.

3.11 Employee Plans.

(a) Section 3.11(a) of the Target Disclosure Schedule sets forth a true and complete list of each employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or other employee benefit arrangement, agreement, program or policy that is sponsored by, maintained or contributed to as of the date of this Agreement, by Target or any of the Target Subsidiaries or any other entity which together with Target would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Code Sections 414(b), (c) or (m) or under which Target or any such Target Subsidiary has any liability as well as all stock purchase, stock incentive, severance, employment, loan, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which (i) any current or former employee, officer, director, consultant or independent contractor of the Target or any Subsidiary of Target has had or has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Target or any Subsidiary of Target or (ii) under which the Target or any Subsidiary of Target has any present or future liability (collectively, the “Plans”). With respect to the Plans, except as set forth on Section 3.11(a) of the Target Disclosure Schedule:

(i) no Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of Target or any Target Subsidiary beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) death benefits or retirement benefits under a Plan that is an “employee pension benefit plan” (as that term is defined in Section 3(2) of ERISA), (C) deferred compensation benefits under a Plan that are accrued as liabilities on the books of Target or any Target Subsidiary, or (D) benefits the full cost of which is borne by the current or former employee (or such former or current employee’s beneficiary);

(ii) no Plan is a “defined benefit plan” (as such term is defined in Section 3(35) of ERISA);

(iii) no Plan is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA);

(iv) no Plan, program, agreement or other arrangement, either individually or collectively, provides for any payment by Target or any Target Subsidiary that would not be deductible under Code Sections 162(a)(1), 162(m) or 404 or that would constitute a “parachute payment” within the meaning of Code Section 280G after giving effect to the transactions contemplated by this Agreement, including the agreements referenced in Section 6.5(e), nor would the transactions contemplated by this Agreement accelerate the time of payment or vesting, or increase the amount of compensation due to any employee.

(b) Target has heretofore delivered or made available to WAL true, correct and complete copies of each of the Plans and all related documents, including but not limited to (i) the actuarial report for such Plan (if applicable) for each of the last five years, (ii) the most recent determination letter from the IRS (if applicable) for such Plan, (iii) the current summary plan description (or any other such summary of the terms and conditions of the Plan) and any summaries of material modification for such Plan, (iv) all annual reports (Form 5500 series) for each Plan filed for the preceding five plan years, (v) all agreements with fiduciaries and service providers relating to the Plan, and (vi) all substantive correspondence relating to any such Plan addressed to or received from the Internal Revenue Service, the Department of Labor or any other governmental agency.

(c) Except as set forth at Section 3.11(c) of the Target Disclosure Schedule:

(i) each of the Plans has been operated and administered in all material respects in compliance with applicable Laws, including but not limited to ERISA and the Code;

(ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is designed to be so qualified, and (A) any trust created pursuant to any such Plan is exempt from federal income tax under Section 501(a) of the Code, (B) each such Plan has received from the Internal Revenue Service a favorable determination letter or opinion, and (C) neither Target nor any Target Subsidiary has Knowledge of any circumstance or event which would jeopardize the tax-qualified status of any such Plan or the tax-exempt status of any related trust, or which would cause the imposition of any liability, penalty or tax under ERISA or the Code;

(iii) all contributions or other amounts payable by Target or any Target Subsidiary as of the Effective Time with respect to each Plan, and all other liabilities of each such entity with respect to each Plan, in respect of current or prior plan years, have been paid or accrued in accordance with generally accepted accounting practices and, to the extent applicable, Section 412 of the Code;

(iv) neither Target nor any Target Subsidiary has engaged in a transaction in connection with which Target or any Target Subsidiary would reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code and, to the Knowledge of Target and any Target Subsidiary, no transaction has occurred which involves the assets of any Plan and which could subject Target or any Target Subsidiary or any of the directors, officers or employees of Target or any Target Subsidiary, or a trustee, administrator or other fiduciary of any trusts created under any Plan to a tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA;

(v) to the Knowledge of Target and any Target Subsidiary, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto;

(vi) all Plans could be terminated prior to or as of the Effective Time without material liability in excess of the amount accrued with respect to such Plan in the financial statements referred to in Sections 3.6 and 6.7 hereto;

(vii) each Plan has been maintained and operated in all material respects either: (A) to be exempt from the requirements of Section 409A of the Code or (B) to be in compliance with Section 409A of the Code such that no Taxes under Section 409A of the Code may be imposed on participants in any Plans;

(viii) each Target stock option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the applicable plan pursuant to which it was issued, (ii) has an exercise price per share equal to or greater than the fair market value of a share of Target Common Stock on the date of such grant, (iii) has a grant date identical to the date on which the Board of Directors of Target or the compensation committee thereof actually awarded it, (iv) is designed to be exempt from the Section 409A of the Code, and (v) qualifies for the tax and accounting treatment afforded to such award in the Target Tax Returns and the financial statements referenced in Sections 3.6 and 6.7 hereto, respectively; and

(ix) all material reports and information required to be filed with the Department of Labor and IRS or provided to plan participants and their beneficiaries with respect to each Plan have been filed or provided, as applicable, and all annual reports (including Form 5500 series) of such Plans were, if applicable, certified without qualification by each Plan’s accountants and actuaries.

3.12 Certain Contracts.

(a) Except as set forth at Section 3.9(b) and Section 3.12(a) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is a party to or bound by any contract, arrangement or commitment (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from WAL, Target, or any of their respective Subsidiaries to any director, officer or employee thereof, (iii) which materially restricts the conduct of any line of business by Target or any of its Subsidiaries or limits Target’s freedom to compete in any geographic area or to use the name “Service1st Bank” or any variant thereof, or which requires Target or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis, (iv) which relates to the incurrence of indebtedness (other than deposit liabilities and advances and loans from the FHLB San Francisco incurred in the ordinary course of business consistent with past practice) by Target or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (v) which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Target or any of its Subsidiaries, (vi) which limits the payments of dividends by Target or any of its Subsidiaries, (vii) which relates to any joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties, (viii) which is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $250,000 per annum (other than any such contracts which are terminable by Target or its applicable Subsidiary on 60 days or less notice without any required payment or other conditions (other than the condition of notice)), (ix) with or to a labor union or guild (including any collective bargaining agreement), (x) which is not of the type described in clauses (i) through (ix) above and which involved payments by, or to, Target or any of its Subsidiaries in the fiscal year ended December 31, 2011, or which could reasonably be expected to involve such payments during the fiscal year ending December 31, 2012, of more than $250,000 (other than (A) pursuant to Loans originated or purchased by Target and its Subsidiaries and deposits taken in the ordinary course of business consistent with past practice or (B) any such contracts which are terminable by Target or its applicable Subsidiary on 60 days or less notice without any required payment or other conditions (other than the condition of notice)), (xi) except as set forth in Section 3.24 of the Target Disclosure Schedule, which relates to any material Scheduled IP (as defined in Section 3.24) or (xii) except as set forth on Section 3.12(a)(v) of the Target Disclosure Schedule, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including as to this clause (xii), any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan). Section 3.12(a) of the Target Disclosure Schedule sets forth a list of all material contracts (as defined in Item 601(b)(10) of Regulation S-K) of Target and its Subsidiaries. Each contract, arrangement or commitment of the type described in this Section 3.12(a), whether or not set forth in Section 3.12(a) of the Target Disclosure Schedule, is referred to herein as a “Target Contract,” and neither Target nor any of its Subsidiaries has received notice of, nor do any executive officers of such entities know of, any violation of any Target Contract.

(b) Except as may be set forth in Schedule 3.12(b) of the Target Disclosure Schedule, (i) each Target Contract is a valid and binding obligation of Target and in full force and effect, (ii) Target and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Target Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of Target or any of its Subsidiaries under any such Target Contract.

3.13 Agreements with Regulatory Agencies.

Except as set forth at Section 3.9(b) and Section 3.13 of the Target Disclosure Schedule, neither Target nor Target Bank is subject to any cease-and-desist or other order issued by, nor is it a party to any written agreement, consent agreement, memorandum of understanding, commitment letter or similar undertaking, or is a recipient of any extraordinary supervisory letter from, nor has it adopted any board resolutions at the request of (each, whether or not set forth on Section 3.13 of the Target Disclosure Schedule, a “Regulatory Agreement”), any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Target or Target Bank been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

3.14 Environmental Matters.

(a) Except as may be set forth in Schedule 3.14(a) of the Target Disclosure Schedule, each of Target and its Subsidiaries is in material compliance with all applicable federal and state laws and regulations relating to pollution or protection of the environment (including without limitation, laws and regulations relating to emissions, discharges, releases and threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (hereinafter referred to as “Environmental Laws”).

(b) Except as may be set forth in Schedule 3.14(b) of the Target Disclosure Schedule, there is no suit, claim, action, proceeding, investigation or notice pending or, to the Knowledge of Target, threatened (or past or present actions or events that could form the basis of any such suit, claim, action, proceeding, investigation or notice) in which Target or any Target Subsidiary has been or, with respect to threatened suits, claims, actions, proceedings, investigations or notices may be, named as a defendant (x) for alleged material noncompliance (including by any predecessor), with any Environmental Law or (y) relating to any material release or threatened release into the environment of any Hazardous Material, occurring at or on a site owned, leased or operated by Target or any Target Subsidiary, or to the Knowledge of Target, relating to any material release or threatened release into the environment of any Hazardous Material, occurring at or on a site not owned, leased or operated by Target or any Target Subsidiary.

(c) Except as may be set forth in Schedule 3.14(c) of the Target Disclosure Schedule, during the period of Target’s or any Target Subsidiary’s ownership or operation of any of its properties, there has not been any material release of Hazardous Materials in, on, or to the Knowledge of Target, under or affecting any such property.

(d) Except as may be set forth in Schedule 3.14(d) of the Target Disclosure Schedule, to the Knowledge of Target, neither Target nor any Target Subsidiary has made or participated in any loan to any Person who is subject to any suit, claim, action, proceeding, investigation or notice, pending or threatened, that would have a material adverse effect on the value of the property securing the loan with respect to (i) any alleged material noncompliance as to any property securing such loan with any Environmental Law, or (ii) the release or the threatened release into the environment of any Hazardous Material at a site owned, leased or operated by such Person on any property securing such loan.

(e) Target makes no representations or warranties under this Section 3.14 with respect to any of Target’s other real estate owned (such real estate, “OREO”), except that, since January 1, 2010 (other than as may be set forth in Section 3.14(e) of the Target Disclosure Schedule) (i) prior to foreclosing on and taking deed or title to any real estate other than single-family residential properties, a Phase I environmental assessment of the property has been conducted that satisfies the requirements of all appropriate inquiries standard of CERCLA § 101(35), 42 U.S.C. § 9601(35) and (ii) Target has not foreclosed on and taken a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws.

(f) For purposes of this Section 3.14, the term “Hazardous Material” means any hazardous waste, petroleum product, polychlorinated biphenyl, chemical, pollutant, contaminant, pesticide, radioactive substance, or other toxic material, or other material or substance regulated under any applicable Environmental Law.

3.15 Reserves for Losses.

Except as may be set forth in Schedule 3.15 of the Target Disclosure Schedule, (i) all reserves or other allowances for possible losses reflected in Target’s financial statements referred to in Section 3.6 as of and for the year ended December 31, 2011 and the quarter ended June 30, 2012, complied in all material respects with all applicable Laws and are established in accordance with GAAP and applicable regulatory accounting principles and guidance; and (ii) Target has not been notified by the FDIC, the NFID or Target’s independent auditor, in writing, that such reserves are inadequate or that the practices and policies of Target in establishing its reserves for the year ended December 31, 2011 and the quarter ended June 30, 2012, and in accounting for delinquent and classified assets generally fail to comply with applicable accounting or regulatory requirements, or that the FDIC, the NFID or Target’s independent auditor believes such reserves to be inadequate or inconsistent with the historical loss experience of Target. Target has previously furnished WAL with a complete list as of June 30, 2012 of all extensions of credit and OREO that have been classified by any bank or trust examiner (regulatory or internal) as other loans specially mentioned, special mention, substandard, doubtful, loss, classified or criticized, credit risk assets, concerned loans or words of similar import. Target agrees to update such list no less frequently than monthly after the date of this Agreement until the earlier of the Closing Date or the date that this Agreement is terminated in accordance with Section 8.1. All OREO held by Target is being carried net of reserves at the lower of cost or net realizable value.

3.16 Properties and Assets.

Section 3.16 of the Target Disclosure Schedule lists (i) all real property owned by Target and each Target Subsidiary, (ii) each real property lease, sublease or installment purchase arrangement to which Target or any Target Subsidiary is a party, (iii) a description of each contract for the purchase, sale, or development of real estate to which Target or any Target Subsidiary is a party, and (iv) all items of Target’s or any Target Subsidiary’s tangible personal property and equipment with a book value of $50,000 or more or having any annual lease payment of $25,000 or more. Except for (a) items reflected in Target’s consolidated financial statements as of December 31, 2011 referred to in Section 3.6, (b) exceptions to title, zoning restrictions, easements, licenses and other restrictions on the use of owned or leased property or any interest therein that do not interfere materially with Target’s or any Target Subsidiary’s use and enjoyment of owned or leased real property, (c) liens for current real estate taxes not yet delinquent, or being contested in good faith, properly reserved against (and reflected on the financial statements referred to in Section 3.6), (d) purchase money mortgages or other purchase money or vendor’s liens (including any finance leases), provided that no such lien shall extend to cover any other property of Target or any Target Subsidiary other than that so purchased items, and (e) items listed in Section 3.16 of the Target Disclosure Schedule, Target and each Target Subsidiary have good and valid title to each owned real property and all owned material, tangible personal property and equipment, free and clear of all liens, claims, charges and other encumbrances. Except as may be disclosed in Section 3.16 of the Target Disclosure Schedule, (A) Target and each Target Subsidiary, as lessee, have the right under valid and subsisting leases to occupy, use and possess all property leased by them, and neither Target nor any Target Subsidiary has experienced any material uninsured damage or destruction with respect to such properties since December 31, 2011; (B) all properties and assets used by Target and each Target Subsidiary are in good operating condition and repair suitable for the purposes for which they are currently utilized (normal wear and tear excluded) and comply in all material respects with all Laws relating thereto now in effect or scheduled to come into effect; and (C) Target and each Target Subsidiary enjoys peaceful and undisturbed possession under all leases for the use of all property under which they are lessees, and all leases to which Target is a party are valid and binding obligations in accordance with the terms thereof. Except as may be set forth in Schedule 3.16 of the Target Disclosure Schedule, (i) neither Target nor any Target Subsidiary is in material default with respect to any such lease, and there has occurred no default by Target or any Target Subsidiary or event which with the lapse of time or the giving of notice, or both, would constitute a material default by Target or any Target Subsidiary under any such lease; and (ii) there are no Laws, conditions of record, or other impediments which materially interfere with the intended use by Target or any Target Subsidiary of any of the property owned, leased, or occupied by them (other than the requirements under NRS 662.015 to dispose of OREO within required timeframes).

3.17 Insurance.

Section 3.17 of the Target Disclosure Schedule contains a true, correct and complete list of all insurance policies and bonds maintained by Target and any Target Subsidiary, including the name of the insurer, the policy number, the type of policy and any applicable deductibles, and all such insurance policies and bonds are in full force and effect and have been in full force and effect since their respective dates of inception. As of the date hereof, neither Target nor any Target Subsidiary has received any notice of cancellation or amendment of any such policy or bond or is in default under any such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion. The existing insurance carried by Target and Target Subsidiaries is and will continue to be, in respect of the nature of the risks insured against and the amount of coverage provided, sufficient for compliance in all material respects by Target and the Target Subsidiaries with all requirements of Law and agreements to which Target or any of the Target Subsidiaries is subject or is party, and is, to Target’s Knowledge, substantially similar in kind and amount to that customarily carried by parties similarly situated who own properties and engage in businesses substantially similar to that of Target and the Target Subsidiaries. True, correct and complete copies of all such policies and bonds reflected at Section 3.17 of the Target Disclosure Schedule, as in effect on the date hereof, have been delivered to WAL.

3.18 Compliance with Applicable Laws.

Except as may be set forth in Schedule 3.18 of the Target Disclosure Schedule:

(a) Since January 1, 2010 (x) each of Target and any Target Subsidiary has complied in all material respects with (i) all Laws applicable to it or to the operation of its business, including without limitation, all Laws related to data protection or privacy, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information; and (y) neither Target nor any Target Subsidiary has received any written notice of any material alleged or threatened claim, violation, or liability under any such Laws that has not heretofore been cured and for which there is no remaining liability.

(b) Each of Target, its Subsidiaries and employees hold all material permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Entities (the “Permits”) that are required for the operation of the respective businesses of Target and its Subsidiaries as presently conducted.

(c) Target and Target Bank are each “well capitalized” and “well managed” under applicable regulatory definitions, and Target Bank was rated “satisfactory” in its most recent performance evaluation, dated June 1, 2012, under the Community Reinvestment Act of 1977 (the “CRA”). Target has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in the current CRA rating being lowered.

(d) Since January 1, 2010, Target and each of its Subsidiaries have timely filed all regulatory reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that they were required to file with any Governmental Entity (the “Target Documents”), and have timely paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception cited by any of such Governmental Entities with respect to any report or statement relating to any examinations of Target or any of its Subsidiaries. Target has delivered or made available to WAL a true and complete copy of each material Target Document requested by WAL.

(e) Since January 1, 2010, neither Target nor any of its Subsidiaries, nor, to the Knowledge of Target, any of their directors, officers or employees has been the subject of any disciplinary proceedings or orders of any Governmental Entity arising under applicable Laws or regulations, and no such disciplinary proceeding or order is pending, nor to the Knowledge of Target, threatened.

(f) Since January 1, 2010, neither Target nor any of its Subsidiaries, nor to the Knowledge of Target any other Person acting on behalf of Target or any of its Subsidiaries that qualifies as a “financial institution” under the U.S. Anti-Money Laundering Laws has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities, other proprietary interest that is the result of a felony as defined in the U.S. Anti-Money Laundering Laws (“Unlawful Gains”), nor knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains. Target and each of its Subsidiaries that qualifies as a “financial institution” under the U.S. Anti-Money Laundering Laws have, during the past three years, implemented such anti-money laundry mechanisms and kept and filed all material reports and other necessary material documents as required by, and otherwise complied with, the U.S. Anti-Money Laundering Laws and the rules and regulations issued thereunder.

(g) Since January 1, 2010, Target and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable Law and common law, except where the failure to so administer such accounts would not reasonably be expect to have, individually or in the aggregate, a Material Adverse Effect on Target. None of Target, any of its Subsidiaries, or any director, officer or employee of Target or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Target, and, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Target, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.19 Loans.

As of the date hereof and except as may be set forth in Schedule 3.19 of the Target Disclosure Schedule:

(a) All loans owned by Target or any Target Subsidiary, or in which Target or any Target Subsidiary has an interest, comply in all material respects with all Laws, including, but not limited to, applicable usury statutes, underwriting and recordkeeping requirements, the Truth in Lending Act, the Equal Credit Opportunity Act, and the Real Estate Settlement Procedures Act, and other applicable consumer protection statutes and the regulations thereunder;

(b) All loans owned by Target or any Target Subsidiary, or in which Target or any Target Subsidiary has an interest, have been made or acquired by Target in accordance with board of director-approved loan policies. Schedule 3.19(b) includes a true and correct list of each outstanding loan owned by Target and made for an amount equal to $1,000,000 or more which was made or acquired by Target pursuant to an exception from board of director-approved loan policies approved by Target’s board of directors. Each of Target and each Target Subsidiary holds mortgages contained in its loan portfolio for its own benefit to the extent of its interest shown therein; such mortgages evidence liens having the priority indicated by the terms of such mortgages, including the associated loan documents, subject, as of the date of recordation or filing of applicable security instruments, only to such exceptions as are discussed in attorneys’ opinions regarding title or in title insurance policies in the mortgage files relating to the loans secured by real property or are not material as to the collectability of such loans; and all loans owned by Target and each Target Subsidiary are with full recourse to the borrowers, and each of Target and any Target Subsidiary has taken no action which would result in a waiver or negation of any rights or remedies available against the borrower or guarantor, if any, on any loan (except as set forth at Section 3.19(b) of the Target Disclosure Schedule). Schedule 3.19(b) includes a true and correct list of each outstanding loan owned by Target and made for an amount equal to $1,000,000 or more for which Target has taken action which has resulted, or would result, in a waiver or negation of any rights or remedies available against the borrower or guarantor, if any, on such loans. All applicable remedies against all borrowers and guarantors are enforceable except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity. All loans purchased or originated by Target or any Target Subsidiary and subsequently sold by Target or any Target Subsidiary have been sold without recourse to Target or any Target Subsidiary and without any liability under any yield maintenance or similar obligation. True, correct and complete copies of loan delinquency reports as of June 30, 2012 prepared by Target, which reports include all loans delinquent or otherwise in default, have been furnished to WAL. True, correct and complete copies of the currently effective lending policies and practices of Target and each Target Subsidiary also have been furnished to WAL;

(c) Each outstanding loan participation sold by Target or any Target Subsidiary was sold with the risk of non-payment of all or any portion of that underlying loan to be shared by each participant (including Target or any Target Subsidiary) proportionately to the share of such loan represented by such participation without any recourse of such other lender or participant to Target or any Target Subsidiary for payment or repurchase of the amount of such loan represented by the participation or liability under any yield maintenance or similar obligation. Target and any Target Subsidiary have properly fulfilled in all material respects its contractual responsibilities and duties in any loan in which it acts as the lead lender or servicer and has complied in all material respects with its duties as required under applicable regulatory requirements;

(d) Target and each Target Subsidiary have properly perfected or caused to be properly perfected all security interests, liens, or other interests in any collateral securing any loans made by it; and

(e) Section 3.19(e) of the Target Disclosure Schedule sets forth, as of July 31, 2012, a list of all outstanding Loans made to any Insider of Target or any of Target’s Subsidiaries. For purposes of this Agreement, the term “Insider” of a Person shall have the meaning ascribed to it in Section 215.2(h) of Regulation O (12 C.F.R. §215.2(h)).

3.20 Intentionally Omitted.

3.21 Fairness Opinion.

Target has received an opinion from Sandler O’Neill to the effect that, in its opinion, the consideration to be paid to the stockholders of Target hereunder is fair to such stockholders from a financial point of view (the “Fairness Opinion”), and Sandler O’Neill has consented to the inclusion of the Fairness Opinion in the Proxy Materials.

3.22 Target Information.

The information relating to Target and its Subsidiaries to be provided by Target to be contained in the Proxy Materials will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they are made, not misleading. The Proxy Materials (except for the portions thereof relating solely to WAL or any of its Subsidiaries, as to which Target makes no representation or warranty) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.23 Labor and Employment Matters.

Except as set forth in Section 3.23 of the Target Disclosure, (a) there are no labor or collective bargaining agreements to which Target or any Target Subsidiary is a party, (b) there is no labor organization or union that is certified or recognized as the collective bargaining representative for any employees of Target or any Target Subsidiary, (c) no unfair labor practice charges or representation petitions have been filed with the National Labor Relations Board against, or with respect to, employees of Target or any Target Subsidiary, and neither Target nor any Target Subsidiary has received any notice or communication reflecting an intention or a threat to file any such complaint or petition, (d) there are not, and in the preceding twelve (12) months have not been, any strikes or concerted refusals to work or any threats thereof by any employee of Target or any Target Subsidiary, and (e) no claim has been asserted with respect to Target or any Target Subsidiary asserting a violation of present law or regulation relating to employee relations that, if adversely determined, would reasonably be expected to have a Material Adverse Effect. To the Knowledge of Target, there is no activity involving its or any of its Subsidiaries’ employees involving an attempt to certify a collective bargaining unit or other organizational activity.

3.24 Intellectual Property.

Section 3.24 of the Target Disclosure Schedule lists all (i) trademarks and trade names owned by Target and any Target Subsidiary that are material to the operation of the business of Target or any Target Subsidiary, indicating for each whether or not it is registered or is the subject of a pending application with the U.S. Patent and Trademark Office, (ii) software owned or licensed by Target any Target Subsidiary that is material to the operation of the business of Target or any Target Subsidiary, other than software that is commercially available to any Person for a license fee, royalty or other consideration of no more than $5,000 per copy or user, (iii) issued patents and patent applications owned or filed by or on behalf of Target or any Target Subsidiary, and (iv) licenses and other agreements relating to the foregoing (whether as licensor or licensee) that are material to the operation of the business of Target or any Target Subsidiary (the “Scheduled IP”). Except as set forth at Section 3.24 of the Target Disclosure Schedule, to Target’s Knowledge, no claims are currently being asserted by any Person challenging or questioning Target’s or any Target Subsidiary’s right to use any Scheduled IP or challenging or questioning the validity or effectiveness of any Scheduled IP. To Target’s Knowledge, no other Person is currently infringing, diluting, misappropriating or violating, nor has Target or any of its Subsidiaries during the three (3) year period preceding the date of this Agreement sent any communications alleging that any Person has infringed, diluted, misappropriated or violated, any of the Schedule IP. Target and each of its Subsidiaries take all reasonable actions to protect and maintain all (a) Scheduled IP and (b) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements. Target’s and its Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment (the “IT Assets”), operate and perform in all material respects as reasonably required by Target in connection with its business, and have not materially malfunctioned or failed within the past two (2) years. To Target’s Knowledge, no Person has gained unauthorized access to the IT Assets. Target has implemented reasonable backup and disaster recovery technology consistent with industry practices.

3.25 Internal Controls.

(a) Except as may be set forth in Schedule 3.25(a) of the Target Disclosure Schedule, none of Target’s or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. Target and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b) Target has disclosed, based on its most recent evaluation prior to the date hereof, to Target’s auditors and the audit committee of Target’s Board of Directors and in Section 3.25(b) of the Target Disclosure Schedule (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Target’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Target’s internal controls over financial reporting.

(c) Except as may be set forth in Schedule 3.25(c) of the Target Disclosure Schedule, since January 1, 2010, neither Target nor any of its Subsidiaries nor, to the Knowledge of Target, any director, officer, employee, auditor, accountant or representative of Target or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Target or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Target or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

3.26 Antitakeover Provisions Inapplicable.

The Board of Directors of Target have taken all action required to be taken by it in order to exempt the Merger, this Agreement and the transactions contemplated hereby from, and the Merger, this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “supermajority,” “affiliate transactions,” “business combination” or other state antitakeover laws and regulations.

3.27 Board Approval; Stockholder Vote Required.

(a) The Board of Directors of Target, by resolutions duly adopted at a meeting duly called and held (the “Target Board Approval”), has (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Target and its stockholders and declared the Merger to be so advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) recommended that the stockholders of Target adopt this Agreement and directed that such matter be submitted for consideration by the stockholders of Target at the Special Meeting (as defined in Section 6.3).

(b) The affirmative vote of the holders of at least a majority of the outstanding shares of Target Common Stock is the only vote of the holders of any class or series of Target capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

3.28 Derivative Transactions.

(a) All Derivative Transactions (as defined in Section 3.28(b)) whether entered into for the account of Target or any of its Subsidiaries or for the account of a customer of Target or any of its Subsidiaries, (i) were entered into in the ordinary course of business consistent with past practice and in accordance in all material respects with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Entities and with counterparties believed to be financially responsible at the time, (ii) are legal, valid and binding obligations Target or one of its Subsidiaries and, to the Knowledge of Target, each of the counterparties thereto and (iii) to the Knowledge of Target are in full force and effect and enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Target or its Subsidiaries and, to the Knowledge of Target, the counterparties to all such Derivative Transactions, have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the Knowledge of Target, there are no material breaches, violations or defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position as of June 30, 2012 of Target and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of Target and such Subsidiaries in accordance with GAAP consistently applied.

(b) For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.29 No Other Representations or Warranties.

Except for the representations and warranties expressly contained in this Article III, Target makes no additional representations or warranties, expressed or implied, and Target hereby disclaims any other representations or warranties, whether made by Target or any of its officers, directors, employees, agents or representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby (including, without limitation, any representation or warranty, expressed or implied, as to workmanship, financial performance, profitability, future performance, fitness for a particular purpose, or as to any projection, forecast or other forward-looking information provided or made available to WAL or its representatives), notwithstanding the delivery or disclosure, in writing or orally, to WAL or its representatives of any documentation or other information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF WAL

WAL hereby makes the following representations and warranties to Target as set forth in this Article IV, each of which is being relied upon by Target as a material inducement to enter into and perform this Agreement.

4.1 Corporate Organization.

(a) WAL is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. WAL has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on WAL. WAL is duly registered as a bank holding company with the FRB under the BHCA and the rules and regulations of the FRB promulgated thereunder. The articles of incorporation and bylaws of WAL, copies of which have previously been made available to Target, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

(b) Bank of Nevada is a state-chartered bank duly organized, validly existing and in good standing under the laws of the State of Nevada. Bank of Nevada has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on WAL. The charter and bylaws of Bank of Nevada, copies of which have previously been made available to Target, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

4.2 Capitalization.

(a) The authorized capital stock of WAL consists of 200 million shares of WAL Common Stock, of which 83,156,957 shares were issued and outstanding (with no shares held in the treasury) as of the date hereof and 20 million shares of serial preferred stock, par value $.0001 and $1,000 liquidation value per share (“WAL Preferred Stock”), 141,000 of which were issued and outstanding as of the date hereof. At such date, there were options outstanding to purchase 2,009,432 shares of WAL Common Stock and warrants outstanding to purchase 131,684 shares of WAL Common stock. All of the issued and outstanding shares of WAL Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, and upon issuance in accordance with the terms hereof, the Stock Consideration will be duly authorized and validly issued, and fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth above, WAL does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of WAL Common Stock or WAL Preferred Stock or any other equity security of WAL or any securities representing the right to purchase or otherwise receive shares of WAL Common Stock or WAL Preferred Stock.

(b) All of the issued and outstanding shares of Bank of Nevada Common Stock are owned by WAL free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof.

4.3 Authority; No Violation.

(a) WAL has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of WAL. No other corporate proceedings on the part of WAL are necessary to approve this Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by WAL and (assuming due authorization, execution and delivery by Target) and constitutes the valid and binding obligation of WAL, enforceable against WAL in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar law affecting creditors’ rights and remedies generally.

(b) Bank of Nevada has full corporate power and authority to execute and deliver the Bank Merger Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly approved by the Board of Directors of Bank of Nevada and by WAL as the sole stockholder of Bank of Nevada. All corporate proceedings on the part of Bank of Nevada necessary to approve the Bank Merger Agreement and to consummate the transactions contemplated thereby have been taken. The Bank Merger Agreement, upon execution and delivery by Bank of Nevada, will be duly and validly executed and delivered by Bank of Nevada and will (assuming due authorization, execution and delivery by Target) constitute a valid and binding obligation of Bank of Nevada, enforceable against Bank of Nevada in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(c) Neither the execution and delivery of this Agreement by WAL or the Bank Merger Agreement by Bank of Nevada, nor the consummation by WAL of the transactions contemplated hereby or thereby, nor compliance by WAL or Bank of Nevada with any of the terms or provisions hereof or thereof, will (i) violate any provision of the articles of incorporation or bylaws of WAL or the charter or bylaws of Bank of Nevada, as the case may be, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any Laws applicable to WAL, Bank of Nevada or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of WAL or Bank of Nevada under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which WAL or Bank of Nevada is a party, or by which they or any of their respective properties or assets may be bound or affected.

4.4 Regulatory Approvals.

(a) Except for (i) the filing of applications, notices or waiver requests, as applicable, with the FRB under the BHCA, the FDIC under the Bank Merger Act and the NFID and approval of such applications and notices, (ii) the State Banking Approvals, (iii) the filing of the Proxy Materials with the SEC, (iv) the approval of this Agreement by the requisite vote of the stockholders of Target, (v) the filing of the Articles of Merger with the Nevada Secretary of State pursuant to Nevada law, (vi) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (vii) the registration under the Securities Act of the shares of WAL Common Stock to be issued in the Merger, (viii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and, if applicable, the securities or antitrust laws of any foreign country, and (viii) the filings required by the Bank Merger Agreement, if applicable, no consents or approvals of or filings or registrations by WAL with any Governmental Entity or with any third party are necessary in connection with (1) the execution and delivery by WAL of this Agreement, (2) the consummation by WAL of the Merger and the other transactions contemplated hereby, (3) the execution and delivery by Bank of Nevada of the Bank Merger Agreement, and (4) the consummation by Bank of Nevada of the transactions contemplated by the Bank Merger Agreement, except for such consents, approvals or filings with any non-Governmental Entity, the failure of which to obtain will not have a Material Adverse Effect on WAL.

(b) WAL has discussed the transactions contemplated by this Agreement with the FRB, the FDIC and the NDFI and has no Knowledge as of the date of this Agreement of any reason why approval or effectiveness of any of the consents, approvals, authorizations, applications, notices or filings from any Governmental Entity referred to in Section 4.4(a) required to be obtained by WAL or Bank of Nevada cannot be obtained or granted on a timely basis.

4.5 Agreements with Governmental Entities.

Except for the Bank of Nevada MOU, neither WAL nor any of its affiliates is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or has adopted any board resolutions at the request of any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has WAL or any of its affiliates been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

4.6 Legal Proceedings.

(a) Neither WAL nor any of its Subsidiaries is a party to any, and there are no pending or, to WAL’s Knowledge, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against WAL or any of its Subsidiaries which challenge the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement.

(b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon WAL, any of its Subsidiaries or the assets of WAL or any of its Subsidiaries or the assets of WAL or any of its Subsidiaries which challenge the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement.

4.7 WAL Information.

The information relating to WAL and its Subsidiaries to be provided by WAL to be contained in the Proxy Materials and the Registration Statement will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Registration Statement (except for the portions thereof relating solely to Target or any of its Subsidiaries, as to which WAL makes no representation or warranty) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.8 Tax Matters.

Neither WAL nor any of its Subsidiaries or any Insider of WAL has taken or agreed to take any action, has failed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.9 Financial Statements, SEC Filings, Books and Records.

WAL has previously delivered to Target true, correct and complete copies of the consolidated statements of condition of WAL and its Subsidiaries as of December 31 for the fiscal years 2011 and 2010 and the related consolidated statements of income, stockholders’ equity and cash flows for the fiscal years 2011 through 2009, inclusive, as included in WAL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC, in each case accompanied by the audit report of McGladrey & Pullen, LLP, independent public accountants with respect to WAL, and the interim financial statements of WAL as of and for the six months ended June 30, 2012 and 2011, as included in the WAL Quarterly Report on Form 10-Q for the period ended June 30, 2012 as filed with the SEC. The financial statements referred to in this Section 4.9 (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations and consolidated financial condition of WAL and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. WAL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and all reports filed with the SEC since December 31, 2011 comply in all material respects with the appropriate accounting and all other applicable SEC requirements for such reports under rules and regulations of the SEC with respect thereto, and WAL has previously delivered or made available to Target true, correct and complete copies of such reports. The books and records of WAL have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

4.10 Absence of Certain Changes or Events.

Except as set forth in WAL’s Quarterly Report on Form 10-Q for the period ended June 30, 2012 or in any other filing made by WAL with the SEC since June 30, 2012, since June 30, 2012 through the date of this Agreement, (i) neither WAL nor any of its Subsidiaries has incurred any material liability of a nature required to be disclosed in a balance sheet prepared in accordance with GAAP and regulatory accounting principles, except as contemplated by this Agreement or in the ordinary course of their business consistent with their past practices, (ii) no event has occurred which has had, or is likely to have, individually or in the aggregate, a Material Adverse Effect on WAL, and (iii) WAL and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices.

4.11 Compliance with Applicable Laws.

Since January 1, 2010, each of WAL and any WAL Subsidiary has complied with all Laws applicable to it or to the operation of its business, except for such noncompliance that has not had, and is unlikely to have, individually or in the aggregate, a Material Adverse Effect on WAL.

4.12 Availability of Funds; WAL Shares.

WAL has, or will have available to it at the Effective Time, immediately available cash in amounts sufficient to pay the aggregate Cash Consideration and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby. At the Effective Time, WAL shall have sufficient authorized but unissued shares of WAL Common Stock to consummate the Merger.

4.13 No Other Representations or Warranties.

Except for the representations and warranties expressly contained in this Article IV, WAL makes no additional representations or warranties, expressed or implied, and WAL hereby disclaims any other representations or warranties, whether made by WAL or any of its officers, directors, employees, agents or representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby (including, without limitation, any representation or warranty, expressed or implied, as to workmanship, financial performance, profitability, future performance, fitness for a particular purpose, or as to any projection, forecast or other forward-looking information provided or made available to Target or its representatives), notwithstanding the delivery or disclosure, in writing or orally, to Target or its representatives of any documentation or other information.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Covenants of Target.

During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement and the Bank Merger Agreement, or with the prior written consent of WAL, Target and each Target Subsidiary shall carry on their respective businesses in the ordinary course consistent with past practices and consistent with prudent banking practices. Target will use its reasonable best efforts to (x) preserve its business organization and that of each Target Subsidiary intact, (y) keep available to itself and WAL the present services of the employees of Target and each Target Subsidiary and (z) preserve for itself and WAL the goodwill of the customers of Target and each Target Subsidiary and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the Target Disclosure Schedule or as otherwise expressly provided in this Agreement or consented to by WAL in writing (which consent, with respect to clauses (e), (f), (j), (k), (n), (o), (p), (q),(r), (t), (w), (x), (z) or, to the extent an agreement or commitment to take any action relates to any of the foregoing clauses, (a)(a) below, shall not be unreasonably withheld, conditioned or delayed), Target shall not, and shall not permit any Target Subsidiary to:

(a) declare or pay any dividends on, or make other distributions in respect of, any of its capital stock;

(b) (i) split, combine or reclassify any shares of its capital stock or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock except upon the exercise or fulfillment of rights or options issued or existing pursuant to the Target Stock Plan in accordance with their present terms, all to the extent outstanding and in existence on the date of this Agreement or (ii) repurchase, redeem or otherwise acquire, any shares of the capital stock of Target or any Target Subsidiary, or any securities convertible into or exercisable for any shares of the capital stock of Target or any Target Subsidiary;

(c) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than the issuance of Target Common Stock pursuant to stock options to acquire Target Common Stock granted pursuant to the Target Stock Plan and outstanding prior to the date of this Agreement, in each case in accordance with their present terms;

(d) amend its articles of incorporation, bylaws or other similar governing document;

(e) make capital expenditures aggregating in excess of $25,000, or OREO expenditures aggregating in excess of $200,000;

(f) except as required by Law or policies imposed by a Governmental Entity, make any material changes in its policies or procedures with respect to (i) lending, (ii) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans, (iii) investment, or (iv) asset liability management and hedging, or in any other material banking or operating policies or procedures;

(g) enter into any new line of business; acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings, or in the ordinary course of business consistent with prudent banking practices;

(h) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement or the Bank Merger Agreement, except, in every case, as may be required by applicable Law;

(i) change its methods of accounting in effect at December 31, 2011 except as required by changes in GAAP or regulatory accounting principles;

(j) (i) except as required by applicable Law, policies imposed by a Governmental Entity or this Agreement or to maintain qualification pursuant to the Code, (i) adopt, amend, renew or terminate any Plan or any agreement, arrangement, plan or policy between Target and any Target Subsidiary and one or more of its current or former directors or officers, (ii) increase in any manner the compensation of any director, executive officer or other employee who is a party to a contract relating to employment or severance referenced in Section 3.12 (except as may be required by such contract), or pay any benefit not required by any Plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares), (iii) enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment of compensation or benefits to any director, executive officer or employee who is a party to a contract relating to employment or severance referenced in Section 3.12, (iv) enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment of compensation or benefits to any employee who is not a director or executive officer or who is not a party to a contract relating to employment or severance referenced in Section 3.12, other than normal annual cash increases in pay, consistent with past practice and not exceeding 5% of such employee’s base salary or wage, (v) hire any new employee at an annual compensation rate in excess of $50,000, provided that upon giving WAL at least five (5) Business Days’ prior written notice, Target or any Target Subsidiary may hire employees to replace employees who were employed as of the date of this Agreement who subsequently terminate employment at compensation levels no greater than the compensation paid to the employees replaced and in no event greater than $100,000 in annual compensation per replaced employee, (vi) pay expenses not to exceed $50,000 in the aggregate of any employees or directors for attending conventions or similar meetings which conventions or meetings are held after the date hereof, or (vii) promote to a rank of vice president or more senior any employee;

(k) except for short-term borrowings with a maturity of six months or less or other borrowings in the ordinary course of business consistent with past practices under Target’s existing lines of credit, incur any indebtedness for borrowed money (other than deposit liabilities) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except for accepting, negotiating and paying checks and payment orders in the ordinary course of its banking business;

(l) sell, purchase, enter into, relocate, open or close any banking or other office; or file an application pertaining to any such action with any Governmental Entity;

(m) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosure, settlements in lieu of foreclosure, or troubled loan or debt restructuring, in the ordinary course of business consistent with past banking practices;

(n) make any new Loans to, modify the terms of any existing Loan to, or engage in any other transactions (other than routine banking transactions or transactions with directors, officers or stockholders in their capacities as such) with, any Insider of Target or any Target Subsidiary;

(o) incur deposit liabilities, other than in the ordinary course of business consistent with past practices, including deposit pricing policies, and which would not change the risk profile of Target based on its existing deposit and lending policies;

(p) lease any real property, or renew or extend any lease of real property; acquire any real property except in connection with foreclosure, settlements in lieu of foreclosure, or troubled loan or debt restructuring, in the ordinary course of business consistent with past banking practices; or sell any real property, except for the sale of real estate that is the subject of a casualty loss or condemnation or the sale of OREO on a basis consistent with past practices;

(q) purchase, originate, renew or extend any loans except in accordance with existing Target lending policies and procedures; purchase or originate (i) residential mortgage loans in excess of $150,000 except for residential mortgage loans whose interest rate, terms, appraisal, and underwriting make them immediately available for sale in the secondary market, (ii) consumer loans in excess of $50,000 (other than residential mortgage loans, which shall be subject to the preceding clause (i)), (iii) commercial business loans in excess of $500,000 as to any loan or $1,000,000 in the aggregate as to related loans or loans to related Persons, and (iv) commercial real estate first mortgage loans in excess of $1,000,000 as to any loans or $1,000,000 in the aggregate as to related loans or loans to related borrowers; or renew or extend any such loans except to the extent such loans are graded 5 or better at the time of such extension or renewal;

(r) modify or settle any loans except (i) in accordance with existing Target lending policies and practices and (ii) where such modification or settlement does not result in forgiveness of indebtedness exceeding $250,000;

(s) charge off any loans (i) except in accordance with GAAP and regulatory accounting principles and existing Target policies and procedures and (ii) without giving WAL written notice (including a description of the material facts related thereto) of each such charge off that exceeds $250,000 at least five (5) Business Days prior to making a final determination with respect to such charge off;

(t) make any investments other than in overnight federal funds and U.S. Treasuries, U.S. agency securities and certificates of deposits of $250,000 or less from other banks, in each case, that have 12 months or less remaining to maturity;

(u) sell or purchase any mortgage loan servicing rights;

(v) take any action or actions that would prevent the Merger from qualifying as a reorganization under section 368(a) of the Code;

(w) foreclose on or take deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of all appropriate inquiries standard of CERCLA § 101(35), 42 U.S.C. § 9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws;

(x) settle any claim against Target involving monetary damages in excess of $50,000, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations, or waive or release any material rights or claims except in connection with the modification or settlement of loans permitted pursuant to paragraph (r) above;

(y) introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

(z) except as required by Law, make or change any Tax election, file any amended Tax Returns, settle or compromise any material Tax liability of Target or any of its Subsidiaries, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes of Target or any of its Subsidiaries, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund; or

(aa) agree or commit to do any of the actions set forth in the preceding clauses (a) through (z).

The consent of WAL to any action by Target or any Target Subsidiary that is not permitted by any of the preceding clauses (a) through (aa) shall be evidenced by a writing signed by the President or any Executive Vice President of WAL.

5.2 Merger Covenants.

Notwithstanding that Target believes that it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable Laws, Target recognizes that WAL may have different loan classification, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). In that regard, and in general, from and after the date of this Agreement to the Effective Time, Target and WAL shall consult and cooperate with each other in order to formulate the plan of integration for the Merger, including, among other things, with respect to conforming, based upon such consultation, Target’s loan classification, accrual and reserve policies to those policies of WAL to the extent appropriate; provided, however, that Target shall not be obligated to incur any out-of-pocket cost or expense in consulting and cooperating with WAL and otherwise carrying out its obligations under this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) As promptly as reasonably practicable following the date hereof, WAL and Target shall cooperate in preparing and each shall cause to be filed with the SEC mutually acceptable Proxy Materials which shall constitute the proxy statement-prospectus relating to the matters submitted to the Target stockholders at the Special Meeting and WAL shall prepare and file with the SEC the Registration Statement. The proxy statement-prospectus will be included as a prospectus in and will constitute a part of the Registration Statement as WAL’s prospectus. WAL shall use reasonable best efforts, and Target shall cooperate with WAL, to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. WAL and Target shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Registration Statement received from the SEC. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Materials and the Registration Statement prior to its filing with the SEC, and will provide each other with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) of the Proxy Materials or the Registration Statement shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; provided that with respect to documents filed by a party which are incorporated by reference in the Registration Statement or Proxy Materials, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations. WAL will use reasonable best efforts to allow Target to cause the Proxy Materials to be mailed to Target stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the WAL Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement. If at any time prior to the Effective Time any information relating to WAL or Target, or any of their respective affiliates, officers or directors, should be discovered by WAL or Target, which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Materials so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Target.

(b) The information regarding Target and its Subsidiaries to be supplied by Target for inclusion in the Registration Statement will not, at the time the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In connection with the preparation of the Registration Statement, Target shall receive a written opinion from Morrison & Foerster LLP, counsel to Target, dated as of the date on which the Registration Statement is declared effective, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of WAL, Target and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

(c) The information regarding WAL and its Subsidiaries to be supplied by WAL for inclusion in the Registration Statement will not, at the time the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In connection with the preparation of the Registration Statement, WAL shall receive a written opinion from Hogan Lovells US LLP, counsel to WAL, dated as of the date on which the Registration Statement is declared effective, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Target, WAL and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

(d) WAL also shall take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the Merger and each of Target and WAL shall furnish all information concerning it and the holders of its Common Stock as may be reasonably requested in connection with any such action.

(e) Prior to the Effective Time, WAL shall use its commercially reasonable efforts to list on the New York Stock Exchange the additional shares of WAL Common Stock to be issued by WAL in exchange for the shares of Target Common Stock.

(f) WAL and Target will prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all Requisite Regulatory Approvals. WAL and Target shall cooperate with each other to effect the foregoing. Target and WAL shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to Target or WAL, as the case may be, which appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that nothing contained herein shall be deemed to provide either party with a right to review any information provided to any Governmental Entity on a confidential basis in connection with the transactions contemplated hereby. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to contemplation of the transactions contemplated herein.

(g) WAL and Target shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval) will not be obtained or that the receipt of any such approval will be materially delayed.

(h) The Board of Directors of Target or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) shall adopt a resolution in advance of the Effective Time providing that the disposition by the officers and directors of Target of Target Common Stock, options to acquire Target Stock, Target Restricted Stock or Target Restricted Stock Units or other equity securities of Target pursuant to the Merger or the other transactions contemplated by this Agreement is intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, Target shall accord to the officers, employees, accountants, counsel and other representatives of WAL, access, during normal business hours during the period prior to the Effective Time (and so long as such access does not materially disrupt the personnel and operations of Target and its subsidiaries), to all its properties, books, contracts, commitments and records and, during such period, Target shall make available to WAL (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws unless prohibited by applicable Law or regulation and (ii) all other information concerning its business, properties and personnel as WAL may reasonably request. WAL will hold all such information in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

(b) No investigation by either of the parties or their respective representatives shall relieve any other party from any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the conditions set forth in Article VII or compliance by Target with the covenants set forth in Section 5.1.

(c) Unless prohibited by applicable Law or regulation, Target shall provide WAL with true, correct and complete copies of all financial and other information provided to directors of Target in connection with meetings of their Boards of Directors or committees thereof; provided, however, that, except as may be expressly required pursuant to the other terms of this Agreement, Target shall be under no obligation hereunder to deliver copies of, or otherwise make available to WAL, any information pertaining to (i) the deliberations of the Target Board of Directors involving the transactions contemplated hereby (except that Target shall provide WAL with access to the board resolutions of Target approving the transactions contemplated hereby) or (ii) relating to any Competing Proposal, Superior Competing Transaction, Change in Target Recommendation, or Acquisition Transaction (including, in all cases, any related board deliberations, minutes, resolutions or other record or document).

(d) Notwithstanding anything to the contrary in this Agreement, Target shall not be required to deliver to WAL any reports filed by Target with the SEC for which WAL may obtain a copy through the SEC’s EDGAR filing system.

6.3 Stockholder Meeting.

(a) Target shall duly take all lawful action necessary to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable and in any event use its reasonable best efforts to hold such meeting no later than 35 days following the date upon which the Registration Statement becomes effective (the “Special Meeting”) for the purpose of voting upon the adoption of this Agreement and, unless the Target Board of Directors has effected a Change in Target Recommendation in accordance with Section 6.3(b), shall use its reasonable best efforts to solicit proxies for the adoption of this Agreement by such stockholders; provided, that nothing herein shall prevent Target from postponing or adjourning the Special Meeting if (x) a quorum is not present at the Special Meeting and Target during the period of such postponement or adjournment is using its reasonable best efforts to obtain a quorum, (y) Target is so required by applicable Laws, or (z) Target’s Board of Directors shall have determined in good faith (after consultation with outside legal counsel) that it is necessary to postpone or adjourn the Special Meeting, including in order to give stockholders of Target sufficient time to evaluate any information or disclosure that Target has sent to its stockholders or otherwise made available to its stockholders. The Board of Directors of Target shall recommend adoption of this Agreement by the stockholders of Target (the “Target Recommendation”) in the Proxy Materials and shall not directly or indirectly withdraw, modify or qualify in any manner adverse to WAL such recommendation (any such action being referred to as a “Change in Target Recommendation”), except as and to the extent expressly permitted by Section 6.3(b). Notwithstanding any Change in Target Recommendation, this Agreement shall be submitted to the stockholders of Target at the Special Meeting for the purpose of voting on the adoption of this Agreement and nothing contained herein shall be deemed to relieve Target of such obligation; provided, however, that if the Board of Directors of Target shall have effected a Change in Target Recommendation, then the Board of Directors of Target may submit this Agreement to Target’s stockholders with a neutral or negative recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Target may communicate the basis for such recommendation to the Target’s stockholders in the Proxy Materials and the Registration Statement or an appropriate amendment or supplement thereto or other document to the extent required by applicable Law.

(b) Notwithstanding the foregoing, prior to the date of the Special Meeting, Target and its Board of Directors shall be permitted to effect a Change in Target Recommendation if and only to the extent that:

(i)	its Board of Directors, after consultation with its outside counsel, determines in good faith that failure to take such action would or would be reasonably likely to result in a violation of its fiduciary duties under applicable Law, and

(ii)	if Target’s Board of Directors intends to effect a Change in Target Recommendation following and as a result of a Competing Proposal, it also has complied in all material respects with Section 6.12 and:

(A) such Competing Proposal did not result from any solicitation in violation of Section 6.12 and Target’s Board of Directors has concluded in good faith that such Competing Proposal constitutes a Superior Competing Transaction after considering all of the adjustments offered by WAL pursuant to clause (C) below in a manner that would form a binding contract if accepted by Target,

(B) Target has notified WAL in writing, at least three (3) Business Days in advance, of its intention to effect a Change in Target Recommendation (the “Notice Period”), specifying the material terms and conditions of any such Superior Competing Transaction (including the identity of the party making such Superior Competing Transaction) and furnishing to WAL a copy of the relevant proposed transaction agreements with the party making such Superior Competing Transaction and all other material documents and

(C) during the Notice Period, and in any event, prior to effecting such a Change in Target Recommendation, Target has negotiated, and has caused its financial and legal advisors to negotiate, with WAL in good faith (to the extent WAL desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Competing Proposal ceases to constitute a Superior Competing Transaction.

In the event of any material revisions to the Superior Competing Transaction, Target shall be required to deliver a new written notice to WAL and to again comply with the requirements of this Section 6.3(b) with respect to such new written notice, except that the Notice Period shall be reduced to two (2) Business Days.

6.4 Legal Conditions to Merger; Third Party Consents.

Each of WAL and Target shall use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, or approval of any third party non-Governmental Entity, or any waiver thereof, as may be required to be obtained (i) by Target under any Target Contract or (ii) by WAL under any material contract for which WAL is a party, in each case, in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Employees.

(a) To the extent permissible under the applicable provisions of the Code and ERISA, for purposes of crediting periods of service for eligibility to participate, entitlement to benefits and vesting, but not for pension benefit accrual purposes, under employee pension benefit plans (within the meaning of ERISA Section 3(2)) and employee welfare plans (within the meaning of ERISA Section 3(1)) maintained by WAL or Bank of Nevada, as applicable, individuals who are employees of Target or any Target Subsidiary at the Effective Time and who become eligible to participate in such plans will be credited with periods of service with Target or any Target Subsidiary (or with any predecessor to Target or any Target Subsidiary, to the extent such service is credited for such purposes under the corresponding Plan) before the Effective Time as if such service had been with WAL or Bank of Nevada, as applicable.

(b) If required by WAL in writing and delivered to Target not less than five (5) Business Days before the Closing Date, Target and each Target Subsidiary, as applicable, shall, on or before the day immediately preceding the Closing Date, (i) terminate the Target Bank 401(k) Plan and any other Plan that includes a qualified cash or deferred arrangement within the meaning of Code Section 401(k) (collectively, the “401(k) Plans”) and no further contributions shall be made to any 401(k) Plan after such termination or (ii) freeze the 401(k) Plans and no further contributions shall be made to any 401(k) Plan after such freeze; or (iii) authorize the merger of the 401(k) Plans into the WAL 401(k) Plan, in which case the participants of the 401(k) Plans shall be governed by the terms of the WAL 401(k) Plan. Target shall provide to WAL (i) certified copies of resolutions adopted by the Board of Directors of Target or such Target Subsidiary (or other such party as may be authorized, under the terms of the Plan, to amend and terminate the Plan), as applicable, authorizing such termination, freeze or merger of the 401(k) Plans and (ii) an executed amendment to each 401(k) Plan in form and substance reasonably satisfactory to WAL to conform the plan document for such Plan with all applicable requirements of the Code, and regulations thereunder, with regard to termination, freeze or merger of the 401(k) Plans. WAL and Bank of Nevada will not be obligated to make any matching or other employer contributions to any 401(k) Plan or any other plan after the Merger. Obligations of WAL or any WAL Subsidiary, with regard to any 401(k) Plan, shall be limited to those actions which are necessary to terminate, freeze or merge such 401(k) Plan (with the exception of the return of any amounts forfeited under any 401(k) Plan due to the termination of such 401(k) Plan).

(c) After the Effective Time, except to the extent that WAL or its Subsidiaries continues Plans in effect or as otherwise expressly provided in this Agreement, employees of Target or any of the Target Subsidiaries who become employed by WAL or any of the WAL Subsidiaries will be eligible for employee benefits that WAL or such WAL Subsidiary, as the case may be, provides to its newly-hired employees generally and, except as otherwise required by this Agreement, on substantially the same basis as is applicable to such newly-hired employees, provided that nothing in this Agreement shall require any duplication of benefits. To the extent permitted under applicable Law and WAL’s group health, life insurance and disability plans, and paid time off plans, WAL will or will cause Bank of Nevada to give credit to employees of Target and Target Subsidiaries, with respect to the satisfaction of the limitations as to pre-existing condition exclusions, evidence of insurability requirements, satisfaction of deductibles and waiting periods for participation and coverage that are applicable under such plans of WAL or Bank of Nevada, equal to the credit that any such employee had received as of the Effective Time towards the satisfaction of any such limitations and waiting periods under the comparable plans of Target or Target Subsidiaries and to waive preexisting condition limitations to the same extent waived under the corresponding Plan.

(d) After the Effective Time, WAL and each relevant WAL Subsidiary will honor and perform the obligations of Target under the contracts, plans and arrangements listed in Section 6.5(d) of the Target Disclosure Schedule subject to any required regulatory approval or satisfaction of a condition in any regulatory approval necessary for such action (with WAL and each relevant WAL Subsidiary taking commercially reasonable efforts acting in good faith to obtain any such regulatory approvals and/or satisfy any such regulatory conditions), except to the extent that any such agreements if permitted by the terms thereof shall be superseded or terminated at the Closing Date or following the Closing Date. Except for the contracts, plans and arrangements described in the preceding sentence and except as otherwise provided in this Agreement, subject to and following the occurrence of the Effective Time, the Plans of Target and any Subsidiary of Target shall, in the sole and absolute discretion of WAL, be frozen, terminated or merged into comparable plans of WAL or any relevant Subsidiary of WAL, effective at such time as WAL shall determine in its sole and absolute discretion.

(e) After the Effective Time, WAL and each relevant WAL Subsidiary will provide a severance benefit to each full-time employee of Target or any Target Subsidiary immediately before the Effective Time (except to the extent that any such employee who is a party to any written agreement relating to employment or severance described in Section 3.12(a) hereof or retention or severance plan described in Section 3.11(a) of the Target Disclosure Schedule is entitled to a severance benefit or retention benefit in lieu thereof) and whose employment is terminated involuntarily, other than for “Cause” (as defined below), by WAL or such WAL Subsidiary as of the Effective time or within three months thereafter. The severance benefit shall consist of continuation of such employee’s base salary or wages for a period equal to (i) two weeks multiplied by (ii) the number of full years of continuous service completed by such employee with Target or any Target Subsidiary, up to a maximum of 15 weeks, as if such employee had continued to be employed on a full-time basis by WAL or such WAL Subsidiary during such period, subject to applicable tax withholding. For purposes of this Section 6.5(e), “Cause” shall mean the employee’s personal dishonesty, willful misconduct, breach of fiduciary duty involving personal profit, failure to perform stated duties, violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order. After the Effective Time, WAL and each relevant WAL Subsidiary will honor and perform the obligations of Target under any written agreement relating to employment or severance described in Section 3.12(a) hereof or retention or severance plan described in Section 3.11(a) of the Target Disclosure Schedule.

(f) Notwithstanding anything contained in the agreements set forth in Sections 6.5(d) and 3.11 of the Target Disclosure Schedule or in this Agreement, no payment shall be made under any Plan that would constitute a “parachute payment” (as such term is defined in Code Section 280G), and to the extent that any such payment would constitute a “parachute payment,” the payment will be reduced to the extent necessary to avoid it being considered a “parachute payment.” Target and any relevant Subsidiary of Target will take any and all needed corporate action including any required plan amendments in order to effect the foregoing.

6.6 Indemnification.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of Target or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Target or its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and defend against and respond thereto to the fullest extent permitted by applicable Law, the certificate of incorporation and bylaws of Target and the applicable Target Subsidiaries as in effect on the date hereof and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Target and its Subsidiaries. It is understood and agreed that from and after the Effective Time, WAL shall indemnify, defend and hold harmless each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Target and its Subsidiaries pursuant to applicable Laws, the certificate of incorporation and bylaws of Target and the applicable Target Subsidiaries as in effect on the date hereof and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Target and its Subsidiaries. In the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to WAL; provided, however, that (1) WAL shall have the right to assume the defense thereof and upon such assumption WAL shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if WAL elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between WAL and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to WAL, and WAL shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) WAL shall be obligated pursuant to this Section 6.6(a) to pay for only one firm of counsel for each Indemnified Party, (3) WAL shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed), and (4) WAL shall not be obligated pursuant to this Section 6.6(a) to the extent that a final judgment determines that an Indemnified Party is not entitled to indemnification hereunder for any such losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement. Upon the request of an Indemnified Party, WAL shall be obligated to advance expenses incurred in connection with a threatened or pending action, suit or preceding in advance of final disposition of such action, suit or proceeding, unless WAL is prohibited from doing so by applicable Law; provided that WAL may require an undertaking by the Indemnified Party to repay such amount if it is determined that such party is not entitled to be indemnified by WAL. Any Indemnified Party wishing to claim indemnification under this Section 6.6(a), upon learning of any such claim, action, suit, proceeding or investigation, shall notify WAL thereof; provided, however, that the failure to so notify shall not affect the obligations of WAL under this Section 6.6(a) except to the extent such failure to notify materially prejudices WAL. WAL’s obligations under this Section 6.6(a) continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. WAL shall require any successor to expressly assume its obligations under this Section 6.6(a).

(b) WAL shall purchase an extended reporting period endorsement or a “tail” policy for the benefit of the persons currently or formerly serving as officers and directors of Target who are, as of the date of this Agreement, individually covered by a directors’ and officers’ liability insurance policy, covering acts or omissions occurring at or prior to the Effective Time which were committed by such officers and directors in their capacity as such, which shall provide such directors’ and officers’ liability insurance coverage for an aggregate period of not less than six years following the Effective Time, on terms with respect to such coverage, and in an aggregate amount, not less favorable to such individuals than those of such policy in effect on the date hereof; provided however, that in no event shall WAL be required to expend, in the aggregate, an amount equal to more than 200% of the current annual premiums expended by Target to maintain or procure such coverage. In connection with the foregoing, Target agrees to provide such insurer or substitute insurer with such representations as such insurer may reasonably request with respect to the reporting of any prior claims.

(c) The provisions of this Section 6.6 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

6.7 Subsequent Interim and Annual Financial Statements.

As soon as reasonably practicable after they become available, but in no event more than 45 days after the end of each calendar month ending after the date hereof, Target shall furnish to WAL (a) consolidated and consolidating financial statements (including balance sheets, statements of operations and stockholders’ equity) of Target and its Subsidiaries as of and for such month then ended, (b) internal management financial control reports showing actual financial performance against plan and previous period and (c) any reports provided to the Board of Directors of Target or any committee thereof relating to the financial performance and risk management of Target. In addition, Target shall furnish WAL with a copy of each report filed by Target or any of its Subsidiaries with a Governmental Entity within three (3) Business Days following the filing thereof. All information furnished by Target to WAL pursuant to this Section 6.7 shall be held in confidence to the same extent of WAL’s obligations under the Confidentiality Agreement.

6.8 Additional Agreements.

In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest the Surviving Corporation or the Surviving Bank with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, or the constituent banks to the Bank Merger, as the case may be, the proper officers and directors of each party to this Agreement and WAL’s and Target’s Subsidiaries shall take all such necessary action as may be reasonably requested by WAL or Target, as the case may be.

6.9 Advice of Changes.

WAL and Target shall promptly advise the other party of any change or event that, individually or in the aggregate, has or would be reasonably likely to have a Material Adverse Effect on it or to cause or constitute a material breach of any of its respective representations, warranties or covenants contained herein. From time to time prior to the Effective Time, each party will promptly supplement or amend its disclosure schedule delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule or which is necessary to correct any information in such disclosure schedule which has been rendered inaccurate thereby. No supplement or amendment to such disclosure schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 7.2(a) or 7.3(a), as the case may be, or the compliance by Target with the covenants set forth in Section 5.1.

6.10 Current Information.

During the period from the date of this Agreement to the Effective Time, Target will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than monthly) with representatives of WAL and to report the general status of the ongoing operations of Target. Target will promptly notify WAL of any material change in the normal course of business or in the operation of the properties of Target and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Entity, or the institution or the threat of litigation involving Target, and will keep WAL fully informed of such events.

6.11 Transaction Expenses of Target.

(a) Target has provided at Section 6.11(a) of the Target Disclosure Schedule its estimated budget of transaction-related expenses reasonably anticipated to be payable by Target in connection with this transaction, including the fees and expenses of counsel, accountants, investment bankers and other professionals.

(b) Promptly after the execution of this Agreement, Target shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements. Target shall accrue and/or pay all of such amounts which are actually due and owing as soon as possible.

(c) Target shall advise WAL monthly of all out-of-pocket expenses which Target has incurred in connection with this transaction.

(d) Target, in reasonable consultation with WAL, shall make all arrangements with respect to the printing and mailing of the Proxy Materials. Target shall, if WAL reasonably deems necessary, also engage a proxy solicitation firm to assist in the solicitation of proxies for the Special Meeting. Target agrees to cooperate as to such matters.

6.12 Acquisition Proposals.

(a) From the date hereof until the Effective Time or, if earlier, the date on which this Agreement is terminated in accordance with Article VIII, Target shall not, directly or indirectly, and will instruct its officers, directors and executive employees and its accountants, consultants, legal counsel, investment bankers, financial advisors, agents and other representatives (collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit, encourage or knowingly facilitate (including by way of providing information) the submission of any inquiries, proposals or offers (whether firm or hypothetical) relating to or that would reasonably be expected to lead to, any Competing Proposal,

(ii) have any discussions with or provide any confidential information or data to any Person relating to a Competing Proposal, or engage in any negotiations concerning a Competing Proposal (other than discussions or requests for and receipt of information to ascertain the terms of any such Competing Proposal),

(iii) approve or recommend, or publicly propose to approve or recommend, any Competing Proposal,

(iv) approve or recommend, or publicly propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement relating to any Competing Proposal,

(v) enter into any agreement or agreement in principle requiring, directly or indirectly, Target to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or

(vi) publicly propose or agree to do any of the foregoing.

Notwithstanding the foregoing, in the event that Target receives a bona fide written Competing Proposal after the date hereof that did not result from solicitation in violation of this Section 6.12 and the Board of Directors of Target, after consultation with independent legal counsel, determines in good faith that such Competing Proposal constitutes or is reasonably likely to result in a Superior Competing Transaction, Target may, and may permit its Subsidiaries and its and their Representatives to, prior to (but not after) the date of the Special Meeting, take any or all action described in clauses (i) and (ii) above if the Board of Directors of Target concludes in good faith (after receiving the advice of its outside counsel) that failure to take such actions would or would be reasonably likely to result in a violation of its fiduciary duties under applicable Law; provided, however, that prior to providing any confidential information or data to such Person, Target shall have received from such Person an executed confidentiality agreement with terms no less favorable to Target than those contained in the Confidentiality and Nondisclosure Agreement by and between WAL and Target, dated as of May 15, 2012 (the “Confidentiality Agreement”), and shall contemporaneously provide to WAL any non-public information concerning Target or its Subsidiaries to be provided to such Person which was not previously provided to WAL (or its Representatives);

(b) Target shall immediately cease and cause to be terminated any discussions or negotiations conducted before the date hereof with any third parties other than WAL with respect to any Competing Proposal, will use its reasonable best efforts to enforce any confidentiality, standstill or similar agreement relating to a Competing Proposal, including by instructing the other parties thereto to promptly return or destroy any confidential information previously furnished by or on behalf of Target thereunder, and will not waive or amend any provision of any such agreement, except as Target’s Board of Directors may determine in good faith, following consultation with its independent legal counsel, that taking such action would or would be reasonably likely to result in a violation of its fiduciary duties. Target will promptly (and in all events within 24 hours) following receipt of any Competing Proposal or any inquiry which would reasonably be expected to lead to a Competing Proposal advise WAL of the material terms thereof (including the identity of the Person making such Competing Proposal), and will keep WAL reasonably apprised of any related discussions and negotiations with the Person making such Competing Proposal and the status and terms thereof (including providing WAL with a copy of all material documentation and correspondence with the Person making such Competing Proposal relating thereto) on a current basis. Without limiting the foregoing, Target shall notify WAL orally and in writing within 24 hours after it enters into discussions or negotiations with another Person regarding a Competing Proposal or executes and delivers a confidentiality agreement with another Person in connection with a Competing Proposal.

(c) Nothing contained herein shall prevent Target from complying with Rule 14d-9 and Rule 14e-2(a)(2)-(3) promulgated under the Exchange Act with respect to a Competing Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; and provided, further, that any such disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change in Target Recommendation unless the Board of Directors of Target expressly and concurrently reaffirms the Target Recommendation.

6.13 Takeover Laws.

Target and its Board of Directors shall (i) use reasonable best efforts to ensure that no state takeover Law or similar Law or any takeover-related provision in Target’s certificate of incorporation or bylaws is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (ii) if any state takeover Law or similar Law or any takeover-related provision in Target’s certificate of incorporation or bylaws becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

6.14 Stockholder Litigation.

Target shall give WAL the opportunity to participate in the defense or settlement of any stockholder litigation against Target and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without WAL’s prior written consent (such consent not to be unreasonably withheld or delayed).

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger.

The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval.

This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Target Common Stock.

(b) Other Approvals.

All regulatory approvals required to consummate the transactions contemplated hereby (including those set forth in Sections 3.4(a) and 4.4(a)) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”). No Requisite Regulatory Approval shall contain a non-customary condition that materially alters the benefits for which WAL bargained in this Agreement.

(c) Registration Statement.

The Registration Statement shall have been declared effective by the SEC, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality.

No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions (an “Injunction”) contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of WAL.

The obligation of WAL to effect the Merger is also subject to the satisfaction or waiver by WAL at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

The representations and warranties of Target set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a Material Adverse Effect on Target (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect or words of similar import set forth therein). WAL shall have received a certificate signed on behalf of Target by each of the President and Chief Executive Officer and the Chief Financial Officer of Target to the foregoing effect.

(b) Performance of Covenants and Agreements of Target

Target shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date. WAL shall have received a certificate signed on behalf of Target by each of the President and Chief Executive Officer and the Chief Financial Officer of Target to such effect.

(c) Consents under Agreements.

(i) The consent, approval or waiver of each Person (other than the Requisite Regulatory Approvals referred to in Section 7.1(b)) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of Target under any loan or credit agreement, note, mortgage, indenture, lease, license or Target Contract shall have been obtained, except for those the failure of which to obtain will not result in a Material Adverse Effect on Target or the Surviving Corporation.

(ii) If WAL elects to execute the Bank Merger Agreement in connection with the consummation of the Merger, the consent, approval or waiver of each Person (other than the Requisite Regulatory Approvals referred to in Section 7.1(b)) whose consent or approval shall be required in order to permit the succession by the Surviving Bank pursuant to the Bank Merger to any obligation, right or interest of Target Bank under any loan or credit agreement, note, mortgage, indenture, lease, license or Target Contract shall have been obtained except for those, the failure of which to obtain, will not result in a Material Adverse Effect on Target Bank or the Surviving Bank.

(d) No Material Adverse Effect.

Since the date of this Agreement, there shall have been no changes, other than changes contemplated by this Agreement, in the business, operations, condition (financial or otherwise), assets or liabilities of Target or any Target Subsidiary (regardless of whether or not such events or changes are inconsistent with the representations and warranties given herein) that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Target.

(e) Tax Opinion.

WAL shall have received a written opinion from Hogan Lovells US LLP, counsel to WAL, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Target, WAL and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

7.3 Conditions to Obligations of Target

The obligation of Target to effect the Merger is also subject to the satisfaction or waiver by Target at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

The representations and warranties of WAL set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a Material Adverse Effect on WAL (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect or words of similar import set forth therein). Target shall have received a certificate signed on behalf of WAL by each of (i) either the President and Chief Executive Officer and (ii) the Chief Financial Officer of WAL to the foregoing effect.

(b) Performance of Covenants and Agreements of WAL.

WAL shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date. Target shall have received a certificate signed on behalf of WAL by each of (i) the President and Chief Executive Officer and (ii) the Chief Financial Officer of WAL to such effect.

(c) Consents under Agreements.

The consent, approval or waiver of each Person (other than the Requisite Regulatory Approvals referred to in Section 7.1(b)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which WAL is a party or is otherwise bound shall have been obtained.

(d) Listing of Shares.

The shares of WAL Common Stock to be issued in the Merger shall have been approved for listing on the NYSE.

(e) Tax Opinion.

Target shall have received a written opinion from Morrison & Foerster LLP, counsel to Target, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of WAL, Target and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination.

This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Target:

(a) by mutual consent of WAL and Target in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) by either WAL or Target upon written notice to the other party (i) 30 days after the date on which any request or application for a Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Regulatory Approval, unless within the 30-day period following such denial or withdrawal the parties agree to file, and have filed with the applicable Governmental Entity, a petition for rehearing (or other applicable appeal) or an amended application, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either WAL or Target if the Merger shall not have been consummated on or before April 30, 2013, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either WAL or Target (provided that the terminating party is not in breach of its obligations under Section 6.3) if the approval of the stockholders of Target hereto required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment or postponement thereof;

(e) by either WAL or Target (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein that, individually or in the aggregate, would give the other party the right to terminate this Agreement) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party, if such breach, individually or in the aggregate, has had or is likely to have a Material Adverse Effect on the breaching party, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the Closing;

(f) by either WAL or Target (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein that, individually or in the aggregate, would give the other party the right to terminate this Agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the Closing;

(g) by WAL, if the management of Target or its Board of Directors, for any reason, (i) fails to use its reasonable best efforts to call and hold within 35 days of the effective date of the Registration Statement a special meeting of Target’s stockholders to consider and approve this Agreement and the transactions contemplated hereby (except as provided in Section 6.3(a)) or (ii) fails to recommend to stockholders the approval of this Agreement and the transactions contemplated hereby;

(h) by Target if Target has (x) complied in all material respects with Section 6.12(a), and Target has given written notice to WAL that Target desires to enter into a Superior Competing Transaction, or (y) given written notice to WAL that Target’s Board of Directors has determined to change its recommendation in favor of the transactions contemplated hereby; provided, however, that such termination under this Section 8.1(h) shall not be effective unless and until Target shall have complied with the breakup fee provisions of Section 9.3;

(i) by WAL if, notwithstanding anything to the contrary above, the information set forth in Section 3.2 with respect to the capitalization of Target is inaccurate in any material respect;

(j) by Target, if the Board of Directors of Target so determines by vote of a majority of its members, by giving written notice to WAL not later than the end of the second Business Day next following the Determination Date, in the event that, as of the Determination Date, both of the following conditions are satisfied:

(i)	the Average Closing Price shall be less than 80% of the WAL Starting Price; and

(ii)	(A) the number obtained by dividing the Average Closing Price by the WAL Starting Price (such number, the “WAL Ratio”) is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.20 from such quotient (such number, the “Downside Index Ratio”).

During the five Business Day period commencing with its receipt of such notice, WAL may, at its option, adjust the Exchange Ratio to a number equal to the lesser of (x) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of 0.80, the WAL Starting Price and the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price or (y) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Exchange Ratio (as then in effect) and the Downside Index Ratio, and the denominator of which is equal to the WAL Ratio. If WAL makes an election contemplated by the preceding sentence within such five Business Day period, it shall give prompt written notice to Target of such election and the revised Stock Consideration, whereupon no termination shall have occurred pursuant to this Section 8.1(j) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 8.1(j).

If WAL shall enter into any merger agreement or other acquisition agreement pursuant to which, upon completion of the transactions contemplated thereby, less than 40% of the stockholders of WAL on the date hereof shall be stockholders of the entity surviving the transactions contemplated thereby, this Section 8.1(j) and Section 8.1(k) shall be of no further force or effect. If the outstanding shares of common stock of WAL or any company belonging to the Index Group shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted.

For purposes of this Section 8.1(j) and Section 8.1(k), the following terms shall have the meanings set forth below:

“Average Closing Price” of the WAL Common Stock shall mean the volume weighted average sales prices per share of WAL Common Stock as reported on the consolidated transaction reporting system for securities traded on the New York Stock Exchange, Inc. (“NYSE”) (as reported in Bloomberg Financial Markets or, if not reported thereby, another authoritative source as the parties shall agree in writing) for the twenty consecutive trading days ending at the close of trading on the Determination Date (rounded to the nearest cent).

“Determination Date” means the date on which the last required approval of a Governmental Entity is obtained with respect to the Merger, without regard to any requisite waiting period.

“Final Index Price” means the arithmetic mean of the daily closing prices of the members of the Index Group for the same trading days used in calculating the Average Closing Price.

“Index Group” means the KBW Regional Bank Index (KRX) or, if such Index is not available, such substitute or similar index as substantially replicates the KBW Regional Bank Index.

“Initial Index Price” means the arithmetic mean of the daily closing prices of the members of the Index Group for the same trading days used in calculating the WAL Starting Price; and

(k) by WAL, if the Board of Directors of WAL so determines by vote of a majority of its members, by giving written notice to Target not later than the end of the second Business Day next following the Determination Date, in the event that, as of the Determination Date, both of the following conditions are satisfied:

(i)	the Average Closing Price shall be greater than 120% of the WAL Starting Price; and

(ii)	(A) the WAL Ratio is greater than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and adding 0.20 to such quotient (such number, the “Upside Index Ratio”).

During the five Business Day period commencing with its receipt of such notice, Target may, at its option, adjust the Exchange Ratio to a number equal to the greater of (x) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of 1.20, the WAL Starting Price and the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price or (y) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Exchange Ratio (as then in effect) and the Upside Index Ratio, and the denominator of which is equal to the WAL Ratio. If Target makes an election contemplated by the preceding sentence within such five Business Day period, it shall give prompt written notice to WAL of such election and the revised Stock Consideration, whereupon no termination shall have occurred pursuant to this Section 8.1(k) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 8.1(k).

8.2 Effect of Termination.

In the event of termination of this Agreement by either WAL or Target as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (i) the last sentence of Section 6.2(a) and Sections 8.2, 9.2 and 9.3 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful or intentional breach of any provision of this Agreement.

8.3 Amendment.

Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Board of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Target; provided, however, that after any approval of the transactions contemplated by this Agreement by Target’s stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to Target stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4 Extension; Waiver.

At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing.

Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Washington, D.C. time, at the offices of Hogan Lovells US LLP, counsel to WAL, on a date and place specified by the Parties, which shall be no later than five (5) Business Days after receipt of both the Requisite Regulatory Approvals and the approval of the stockholders of Target, or on such other date, place and time as the parties may agree in writing (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements.

None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3 Expenses; Breakup Fee.

(a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

(b) In the event that this Agreement is terminated by WAL pursuant to Sections 8.1(e), (f) or (i), Target shall pay all documented, reasonable costs and expenses up to $400,000 incurred by WAL in connection with this Agreement and the transactions contemplated hereby.

(c) In the event that this Agreement is terminated by Target pursuant to Sections 8.1(e) or (f), WAL shall pay all documented, reasonable costs and expenses up to $400,000 incurred by Target in connection with this Agreement and the transactions contemplated hereby.

(d) In the event that this Agreement is terminated (i) by WAL or Target under Section 8.1(d) by reason of Target stockholders not having given any required approval and both (x) after the date of this Agreement there shall have been prior to the Special Meeting a Third Party Public Event and (y) within 12 months following such Special Meeting, Target enters into an agreement for an Acquisition Transaction or an Acquisition Transaction otherwise occurs, or (ii) by WAL pursuant to Sections 8.1(e) or (f) by reason of a willful or intentional material breach by Target, or Section 8.1(g) or (iii) by Target pursuant to Section 8.1(h), Target shall pay all documented, reasonable costs and expenses up to $400,000 incurred by WAL in connection with this Agreement and the transactions contemplated hereby, plus a breakup fee of $2.0 million.

(e) The parties acknowledge and agree that the remedies set forth in Sections 9.3(b), (c) and (d) shall be the sole and exclusive remedies for any losses incurred by WAL or Target, as the case may be, arising from the termination of this Agreement pursuant to any such Sections, except that (i) nothing herein shall preclude either party from specifically enforcing this Agreement in accordance with Section 9.9 below and (ii) each of WAL and Target shall be entitled to recover such other remedies as are available at law or in equity if WAL or Target, as the case may be, terminates this Agreement pursuant to Section 8.1(e) or Section 8.1(f), respectively, as a result of a willful or intentional breach of this Agreement by the other party.

9.4 Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to WAL or Bank of Nevada, to:

Western Alliance Bancorporation

One E. Washington St., Suite 1400

Phoenix, AZ 85004

Attn.: President and Chief Executive Officer

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, N.W.

Washington, DC 20004-1109

Attn.: Stuart G. Stein, Esq.

and

(b)	if to Target, to:

Western Liberty Bancorp

8363 W. Sunset Road, Suite 350

Las Vegas, NV 89113

Attn: William Martin

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

555 West Fifth Street, Suite 3500

Los Angeles, CA 90013

Attn: Henry M. Fields, Esq.

9.5 Interpretation.

When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or an Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

9.6 Counterparts.

This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.7 Entire Agreement.

This Agreement (including the disclosure schedules, documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement and those certain voting and support agreements dated as of even date herewith between WAL and the directors and executive officers of Target named therein (the “Target Stockholder Agreements”).

9.8 Governing Law.

This Agreement shall be governed and construed in accordance with the laws of the State of Nevada, without regard to any applicable conflicts of law rules.

9.9 Enforcement of Agreement.

The parties hereto agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.10 Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.11 Publicity.

Except as otherwise required by Law or the rules of the New York Stock Exchange or the Nasdaq Global Market (or such other exchange on which the WAL Common Stock may become listed), so long as this Agreement is in effect, neither WAL nor Target shall, nor shall WAL permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement, or the Target Stockholder Agreements without the consent of the other party, which consent shall not be unreasonably withheld; provided, that the restrictions set forth in this Section 9.11 shall not apply to any press release or public announcement, statement or disclosure made or proposed to be made by Target pursuant to Section 6.12(c) or if Target’s Board of Directors shall have effected a Change in Target Recommendation in accordance with Section 6.3(b). WAL and Target shall promply following the execution of this Agreement issue a joint press release in mutually acceptable form and substance announcing the signing of this Agreement and the transactions contemplated hereunder.

9.12 Assignment; Limitation of Benefits.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 1.4 with respect to the payment of the Merger Consideration, Section 1.5 with respect to the treatment of stock options under the Target Stock Plan, Section 6.1 with respect to the registration of the WAL Common Stock to be issued as Merger Consideration and Section 6.6, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, and the covenants, undertakings and agreements set out herein shall be solely for the benefit of, and shall be enforceable only by, the parties hereto and their permitted assigns.

9.13 Additional Definitions.

In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.

“401(k) Plans” has the meaning set forth in Section 6.5.

“Acquisition Transaction” means (a) a merger, acquisition, consolidation or other business combination involving Target, (b) a purchase, lease or other acquisition of all or substantially all of the assets of Target or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (as the term “beneficial ownership” is defined in Regulation 13d-3(a) of the Securities Exchange Act of 1934) of securities representing 25.0% or more of the voting power of Target.

“Aggregate Cash Amount” has the meaning set forth in Section 2.1(c).

“Aggregate Stock Consideration” has the meaning set forth in Section 2.1(c).

“Agreement” has the meaning set forth in the preamble hereto.

“Applicable Stock Value” has the meaning set forth in Section 2.1(c).

“Average Closing Price” has the meaning set forth in Section 8.1(j).

“Bank Merger Agreement” has the meaning set forth in Section 1.1.

“Bank of Nevada” has the meaning set forth in the preamble hereto.

“Bank of Nevada MOU” means that certain memorandum of understanding entered into by and among Bank of Nevada, a wholly owned banking subsidiary of WAL, the FDIC and the NFID, dated as of July 5, 2012.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Nevada, Arizona or California are authorized or obligated to close.

“Cash Consideration” shall have the meaning set forth in Section 1.4(a)(i).

“Cash Election” shall have the meaning set forth in Section 1.4(a)(i).

“Cash Election Shares” shall have the meaning set forth in Section 1.4(a)(i).

“Cash Out Amount” has the meaning set forth in Section 1.5.

“Certificate of Merger” has the meaning set forth in Section 1.2.

“Change in Target Recommendation” has the meaning set forth in Section 6.3(a).

“Closing” has the meaning set forth in Section 9.1.

“Closing Date” has the meaning set forth in Section 9.1.

“Closing WAL Share Value” means the arithmetic average of the 4:00 p.m. Eastern Time closing sales prices of WAL Common Stock reported on the New York Stock Exchange Composite Tape for the five consecutive trading days immediately preceding but not including the trading day prior to the Closing Date; provided, however, if necessary to comply with any requirements of the Securities and Exchange Commission, the term Closing WAL Share Value shall be deemed to mean the date which is the closest in time but prior to the Closing Date which complies with such rules and regulations.

“Code” has the meaning set forth in Section 1.9.

“Competing Proposal” means any of the following involving Target or any Target Subsidiary: any proposal or offer from any Person relating to any direct or indirect acquisition or purchase by such Person of Target, any Target Subsidiary or any business line of Target that constitutes 15% or more of the net revenues, net income or assets of Target and its Subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Target or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of Target or any of its Subsidiaries, any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Target or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 6.12.

“CRA” has the meaning set forth in Section 3.18(c).

“Derivative Transaction” has the meaning set forth in Section 3.28(b).

“Determination Date” has the meaning set forth in Section 8.1(j).

“DGCL” has the meaning set forth in Section 1.1.

“Dissenters’ Shares” has the meaning set forth in Section 2.4(a).

“Dissenting Holders” has the meaning set forth in Section 2.1(c).

“Downside Index Ratio” has the meaning set forth in Section 8.1(j).

“Effective Time” means the close of business on the Closing Date when the Merger is effective in accordance with the terms of this Agreement and the Bank Merger Agreement.

“Election” shall have the meaning set forth in Section 2.2(a).

“Election Deadline” shall have the meaning set forth in Section 2.2(d).

“Environmental Laws” has the meaning set forth in Section 3.14(a).

“ERISA” has the meaning set forth in Section 3.11(a).

“Exchange Act” has the meaning set forth in Section 3.6.

“Exchange Agent” has the meaning set forth in Section 2.2(a).

“Exchange Fund” has the meaning set forth in Section 2.2(i).

“Exchange Ratio” shall have the meaning set forth in Section 1.4(a)(ii).

“Exercise Election” shall have the meaning set forth in Section 1.5(a).

“Fairness Opinion” has the meaning set forth in Section 3.21.

“FDIC” has the meaning set forth in Section 3.1.

“FHLB” has the meaning set forth in Section 3.1(b).

“Final Index Price” has the meaning set forth in Section 8.1(j).

“Form of Election” shall have the meaning set forth in Section 2.2(b).

“GAAP” has the meaning set forth in Section 3.6.

“Governmental Entity” has the meaning set forth in Section 3.4(a).

“Hazardous Materials” has the meaning set forth in Section 3.14(e).

“Holder” shall have the meaning set forth in Section 2.2.

“Indemnified Parties” has the meaning set forth in Section 6.6.

“Index Group” has the meaning set forth in Section 8.1(j).

“Initial Index Price” has the meaning set forth in Section 8.1(j).

“Insider” has the meaning set forth in Section 3.19(e).

“Intellectual Property” has the meaning set forth in Section 3.24(a).

“Injunction” has the meaning set forth in Section 7.1(d).

“IT Assets” has the meaning set forth in Section 3.24.

“Knowledge” with respect to any entity, refers to the actual knowledge of such entity’s directors and officers in the ordinary course of their duties in such positions.

“Laws” means any and all statutes, laws, ordinances, rules, regulations, orders, permits, judgments, injunctions, decrees, case law and other rules of law enacted, promulgated or issued by any Governmental Entity.

“Letter of Transmittal” shall have the meaning set forth in Section 2.2(o).

“Loans” means any written or oral loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, letters of credit, guarantees and interest-bearing assets).

“Material Adverse Effect” means, with respect to WAL or Target, as the case may be, a condition, event, change, circumstance or occurrence (including any loan charge-off) that is reasonably likely to have a material adverse effect upon (A) the financial condition, results of operations, prospects, asset quality, loans, securities, deposit accounts, business or properties of WAL or Target, taken as a whole, or (B) the ability of WAL or Target to perform its obligations under, and to consummate the transactions contemplated by, this Agreement but shall not include Target’s obligations under any employment or severance agreement set forth in Sections 3.11 or 3.12 of the Target Disclosure Schedule; provided, however, that in determining whether a Material Adverse Effect with respect to WAL or Target has occurred, there shall be excluded any condition, event, change, circumstance or occurrence impacting, or which would be reasonably expected to impact, WAL or Target, as the case may be, to the extent caused by, (i) any change generally affecting banks or bank holding companies or companies such as WAL or Target in laws, regulations or rules (or enforcement or interpretations thereof), or of GAAP or regulatory accounting principles or requirements (unless such change has a materially disproportionate adverse effect on WAL or Target relative to similarly situated organizations); (ii) any change in markets (including a general decline in the national or local securities or real estate markets) or conditions (financial, political or economic) affecting national or local economies or financial markets or the banking industry generally or community banks in particular, including without limitation interest rates and unemployment levels (unless such change has a materially disproportionate adverse effect on WAL or Target relative to similarly situated organizations); (iii) the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of Target Common Stock or WAL Common Stock, in and of itself, but not including any underlying causes thereof; (iv) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; (v) any event or circumstance resulting from or attributable to the execution or announcement of this Agreement or the pendency of the transactions contemplated hereby; (vi) any changes made by Target or other actions taken, delayed or omitted to be taken by Target, in each case, at the written request or with the written consent of WAL; and (vii) with respect to Target, any current restrictions or conditions imposed on Target by a Governmental Entity as a result of, or in connection with, its regulatory status, as disclosed to WAL in Section 3.9(b) of the Target Disclosure Schedule.

“Merger” has the meaning set forth in the recitals hereto.

“Merger Consideration” has the meaning set forth in Section 1.4(a).

“NFID” has the meaning set forth in Section 3.4(a).

“Non-Election Shares” shall have the meaning set forth in Section 1.4(a)(iii).

“Notice Period” has the meaning set forth in Section 6.3(b)(iii).

“OREO” has the meaning set forth in Section 3.14(e).

“Per Share Consideration” has the meaning set forth in Section 1.4(a).

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Plans” has the meaning set forth in Section 3.11(a).

“Proxy Materials” has the meaning set forth in Section 3.4(a).

“Registration Statement” has the meaning set forth in Section 6.1(a).

“Regulatory Agencies” has the meaning set forth in Section 3.5(b).

“Regulatory Agreement” has the meaning set forth in Section 3.13.

“Requisite Regulatory Approval” has the meaning set forth in Section 7.1(b).

“Representatives” has the meaning set forth in Section 6.12.

“Sandler O’Neill” has the meaning set forth in Section 3.7.

“Scheduled IP” has the meaning set forth in Section 3.24.

“SEC” has the meaning set forth in Section 4.9.

“Securities Act” has the meaning set forth in Section 3.20.

“Shortfall Number” shall have the meaning set forth in Section 2.1(b)(ii).

“Software” has the meaning set forth in Section 3.24(a).

“Special Meeting” shall have the meaning set forth in Section 6.3.

“State Banking Approvals” has the meaning set forth in Section 3.4(a).

“State Regulator” has the meaning set forth in Section 3.5(b).

“Stock Consideration” shall have the meaning set forth in Section 1.4(a)(i)(ii).

“Stock Conversion Number” shall have the meaning set forth in Section 2.1.

“Stock Election” shall have the meaning set forth in Section 1.4(a)(ii).

“Stock Election Number” shall have the meaning set forth in Section 2.1(b)(i).

“Stock Election Shares” shall have the meaning set forth in Section 1.4(a)(ii).

“Subsidiary” means, with respect to any party, any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

“Superior Competing Transaction” means any of the following involving Target or any Target Subsidiary: any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Target Common Stock then outstanding or more than 50% of all the assets of Target, and otherwise on terms which the Board of Directors of Target determines in its good faith judgment (after consulting with legal counsel and Sandler O’Neill or another financial advisor of nationally recognized reputation), taking into account timing and all legal, financial, regulatory and other aspects of the proposal and the third party making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), to be more favorable to its stockholders than the Merger and for which financing, to the extent required, is then committed or which if not committed is, in the good faith judgment of its Board of Directors, reasonably capable of being obtained by such third party.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Target” has the meaning set forth in the preamble hereto.

“Target Common Stock” has the meaning set forth in Section 1.4(a).

“Target Contract” has the meaning set forth in Section 3.12(a).

“Target Disclosure Schedule” has the meaning set forth in Article III.

“Target Group” has the meaning set forth in Section 3.10(a).

“Target Recommendation” has the meaning set forth in Section 6.3(a).

“Target Restricted Stock” means any and all shares of Target Common Stock granted by Target in the form of “restricted stock” awards, to the extent that such shares are (i) unvested or (ii) vested but remain subject to forfeiture or transfer restrictions pursuant to the terms of the restricted stock awards.

“Target Stock Certificates” has the meaning set forth in Section 2.2(d).

“Target Stock Plan” has the meaning set forth in Section 1.5(c).

“Target Stockholder Agreements” has the meaning set forth in Section 9.7.

“Tax” has the meaning set forth in Section 3.10(c).

“Tax Return” has the meaning set forth in Section 3.10(c).

“Taxing Authority” has the meaning set forth in Section 3.10(c).

“Threshold Percentage” has the meaning set forth in Section 2.1(c).

“Third Party Public Event” means any of the following events: any person (as defined at Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the rules and regulations thereunder), other than WAL or any affiliate of WAL, shall have made and disclosed publicly a bona fide proposal to Target or, by a public announcement or written communication that is the subject of public disclosure, to Target’s stockholders to engage in an Acquisition Transaction (including, without limitation, any situation in which any person other than WAL or any affiliate of WAL shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act), or shall have filed a registration statement under the Securities Act of 1933, as amended, with respect to a tender offer or exchange offer to purchase any shares of Target Common Stock such that, upon consummation of such offer, such person would have beneficial ownership of 20.0% or more of the then outstanding shares of Target Common Stock.

“Upside Index Ratio” has the meaning set forth in Section 8.1(k).

“U.S. Anti-Money Laundering Laws” means the Bank Secrecy Act (12 U.S.C. §§ 5311 through 5332, inclusive, as amended), 12 U.S.C. §§ 5340 through 5342, inclusive, as amended, the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001 (Title III of Pub. L. No. 107-56 (effective October 26, 2001), as amended), and the rules and regulations of the U.S. Department of the Treasury or any other Governmental Authority thereunder.

“WAL” has the meaning set forth in the preamble hereto.

“WAL Adjustment Event” shall have the meaning set forth in Section 2.3.

“WAL Common Stock” has the meaning set forth in Section 1.4(a)(ii).

“WAL Market Value” means the product of the Closing WAL Share Value multiplied by number of shares of WAL Common Stock issued and outstanding as of the trading date immediately prior to the Closing Date.

“WAL Preferred Stock” has the meaning set forth in Section 4.2(a).

“WAL Ratio” has the meaning set forth in Section 8.1(j).

“WAL Starting Price” means the volume weighted average sales prices per share of WAL Common Stock as reported on the consolidated transaction reporting system for securities traded on the NYSE (as reported in Bloomberg Financial Markets or, if not reported thereby, another authoritative source as the parties shall agree in writing) for the twenty consecutive trading days ending on the trading day prior to the date hereof (rounded to the nearest cent).

“WAL Stock Certificate” shall have the meaning set forth in Section 2.2(k).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Western Alliance Bancorporation and Western Liberty Bancorp have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

WESTERN ALLIANCE BANCORPORATION

By:	/s/ Robert Sarver
Name:	Robert Sarver
Title:	Chairman of the Board of Directors and Chief Executive Officer

WESTERN LIBERTY BANCORP

By:	/s/ William E. Martin
Name:	William E. Martin
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]